 AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JANUARY
                                    25, 2001

                                                    REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          PICCADILLY CAFETERIAS, INC.
             (Exact name of registrant as specified in its charter)

            LOUISIANA                             5812                            72-0604977
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)              Code Number)                  Identification Number)

                   3232 SHERWOOD FOREST BOULEVARD, SUITE 2200
                          BATON ROUGE, LOUISIANA 70816
                                 (225) 293-9440
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                 RONALD A. LABORDE                                       Copy to:
       PRESIDENT AND CHIEF EXECUTIVE OFFICER                       CURTIS R. HEARN, ESQ.
            PICCADILLY CAFETERIAS, INC.                          JONES, WALKER, WAECHTER,
          3232 SHERWOOD FOREST BOULEVARD                   POITEVENT, CARRERE & DENEGRE, L.L.P.
           BATON ROUGE, LOUISIANA 70816                     201 ST. CHARLES AVENUE, 51ST FLOOR
                  (225) 293-9440                               NEW ORLEANS, LOUISIANA 70170
 (Name, address, including zip code, and telephone                    (504) 582-8308
number, including area code, of agent for service)

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                         PROPOSED MAXIMUM   PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF           AMOUNT TO BE     OFFERING PRICE   AGGREGATE OFFERING       AMOUNT OF
     SECURITIES TO BE REGISTERED          REGISTERED       PER UNIT(1)          PRICE(1)       REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------------------------------
Warrants to purchase shares of Common
  Stock...............................      81,000            $12.28(3)         $994,680              $249
-------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share...............................     851,310(4)             --                  --                --(5)
-------------------------------------------------------------------------------------------------------------------
          Total.......................
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Calculated pursuant to Rule 457(g) of the Securities Act of 1933.

(3) Each Warrant entitles the holder to acquire 10.51 shares of common stock of the registrant at an exercise price of $1.16875 per share.

(4) 851,310 shares of common stock of the Registrant are issuable upon the exercise of the warrants being registered hereunder.

(5) No registration fee is required pursuant to Rule 457(g) of the Securities Act of 1933.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 25, 2001

PROSPECTUS

                               [PICCADILLY LOGO]

                          PICCADILLY CAFETERIAS, INC.

                                  COMMON STOCK

                       WARRANTS TO PURCHASE COMMON STOCK

                             ---------------------

THE OFFERING

- This prospectus relates to the resale of up to 81,000 warrants to purchase shares of our common stock by the holders named under the heading "Warrantholders" in this prospectus or in an accompanying supplement to this prospectus.

- This prospectus also relates to the offer and sale of up to 851,310 shares of our common stock which are issuable upon the exercise of the warrants.

- All of the warrants and shares of our common stock being registered may be offered and sold from time to time by the named holders.

TRADING MARKET

- There is no public market for the warrants. We do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange or automated quotation system.

- Our common stock is traded on the New York Stock Exchange under the symbol "PIC." On January 23, 2001, the last reported sale price of our common stock was $2.25. See "Market Price of and Dividends on Common Stock."

     INVESTING IN THE WARRANTS AND COMMON STOCK INVOLVES RISKS THAT WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is        , 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission (the "SEC"). You should rely only on information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of those documents.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and in accordance therewith file annual, quarterly and special reports, proxy statements and other information with SEC. You can inspect and copy that information at the public reference rooms of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). Any request should be directed to our Chief Financial Officer at our principal executive offices, which are located at 3232 Sherwood Forest Boulevard, Baton Rouge, Louisiana 70816, telephone number (225) 293-9440.

                              USE OF CERTAIN TERMS

     Unless otherwise indicated, in this Prospectus:

     - "we," "our," "us," the "Company" and "Piccadilly" refer to Piccadilly Cafeterias, Inc.,

     - the private placement of 71,000 units ("Units"), consisting of $71,000,000 of Senior Secured Notes due 2007 ("Senior Secured Notes") and 71,000 warrants to purchase common stock (each, a "Warrant") and 4,500 Units consisting of $4,500,000 of Term B Notes due 2007 ("Term B Notes") and 4,500 Warrants on December 21, 2000 is referred to as the "Original Offerings,"

     - "Notes" refers to the Senior Secured Notes and the Term B Notes, together with any additional notes issued under the indenture (the "Indenture") pursuant to which the Senior Secured Notes and the Term B Notes were issued, and

     - the offering relating to the resale of the Warrants and the shares of our common stock ("Common Stock") issued upon exercise of the Warrants by the holders named under the heading "Warrantholders" in this prospectus or in an accompanying supplement to this prospectus is referred to as the "Offering."

                           FORWARD LOOKING STATEMENTS

     We make "forward-looking statements" throughout this prospectus (this "Prospectus"). Whenever you read a statement that is not solely a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you should understand that our expectations may not be correct, although we believe they are reasonable. We do not guarantee that the transactions and events described in this Prospectus will happen as described or that any positive trends noted in the Prospectus will continue. The forward-looking information contained in this Prospectus is generally located under the headings "Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's reasonable beliefs or estimates of future results or trends.

     Forward-looking statements regarding management's present plans or expectations for new cafeteria openings, remodels, other capital expenditures, sales-building and cost-saving strategies, advertising expenditures, or disposition of impaired cafeterias, involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results involve risks and uncertainties relative to these and other factors, such as advertising effectiveness and the ability to achieve cost reductions (and other factors discussed under "Risk Factors" or elsewhere in this Prospectus), which also would cause actual results to differ from present plans. Such differences could be material.

     You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. You should carefully read the entire Prospectus and should consider, among other things, the matters set forth under "Risk Factors." We have a June 30 fiscal year-end. Pro forma information in this Prospectus reflects our cafeteria business and gives effect to our sale of Ralph & Kacoo's seafood restaurants in March 1999 as if that transaction had occurred on July 1, 1995.

                                  THE COMPANY

OVERVIEW

     Piccadilly Cafeterias, Inc., founded in 1944, is the largest cafeteria chain in the United States with 236 cafeterias in 16 states. We are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. We serve a diverse and extremely loyal customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. Our patrons enjoy a wide selection of convenient, healthy, freshly prepared "home cooked" meals at value-oriented prices for lunch and dinner. We have generated consistent EBITDA over the past five years, with our EBITDA increasing from $24.0 million in fiscal 1996 to $27.9 million in the twelve months ended September 30, 2000. After giving effect to the Original Offerings and the incurrence of indebtedness under our new Term Loan Credit Facility, our Total debt-to-EBITDA ratio at September 30, 2000 was 2.9x and our EBITDA-to-Interest ratio for the twelve months ended September 30, 2000 was 2.9x.

     We expect to achieve significant annual cost savings through outsourcing certain food preparation activities and expanding our centralized purchasing. We have successfully implemented outsourcing at 54 of our cafeterias and we intend to roll out this program to our remaining cafeterias during the next two years. We expect this program will result in approximately $2.5 million of cost savings for fiscal 2001. When our outsourcing program is fully implemented, we expect to reduce annual operating expenses by approximately $8 to $10 million. We also expect to save approximately $3 million of annual operating expenses by expanding our centralized purchasing program to include certain food items, such as poultry, that are currently being purchased by the individual cafeteria managers.

     In addition, we expect to generate significant incremental EBITDA through our acquisition of 142 Morrison cafeterias. Although Morrison cafeterias were experiencing declines in same-store sales prior to the acquisition, we acquired the Morrison cafeterias in May 1998 as a long-term growth strategy. Specifically, the acquisition more than doubled Piccadilly's size, eliminated a major competitor and provided significant upside potential through the improvement of the Morrison operations. We have addressed the declining trends in same-store sales at the Morrison cafeterias during fiscal 1999 and 2000 by
(i) closing 27 unprofitable cafeterias, (ii) converting 112 Morrison cafeterias to Piccadilly-style cafeterias and (iii) implementing new marketing programs.

BUSINESS STRENGTHS

     Dominant Market Share in Core Markets. We are the largest cafeteria chain in the United States with 236 cafeterias, and we are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. The next largest cafeteria chain in these regions operates 32 cafeterias. Although the family dining industry is very competitive and has grown significantly through the introduction of new restaurant concepts and new restaurant openings, the cafeteria segment has had few new entrants. In addition, the existing major cafeteria chains have generally focused on their existing regional markets. As a result, we have experienced limited competition in our markets for customers seeking a cafeteria-style dining experience.

     Diverse and Extremely Loyal Customer Base. We have developed substantial brand equity and customer loyalty during our 56-year operating history. In addition, we have developed a diverse customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. We believe cafeteria dining meets changing lifestyle needs by providing convenient, healthy, freshly prepared and reasonably-priced meals that combine the ease of fast food with the quality of home cooking. We attribute our broad market appeal and customer loyalty to the consistent quality of our meals, our varying menu selection, convenient cafeteria format, value pricing and well-recognized brand name.

     High Quality Food Offering. Our food quality, service and atmosphere were all voted #1 among cafeterias and buffet-style chains by consumers in Restaurants and Institutions' "Choice in Chains" 2000 survey. All of our cafeterias offer a wide variety of quality, reasonably-priced meals. Our standard menu offering includes soups, salads, seafood, meat, chicken, vegetables, breads, desserts and beverages. Each of our cafeteria managers has the ability to vary their menu to include local and seasonal favorites from our extensive proprietary recipe files. Our typical cafeteria lines offer a wide food selection including up to 18 entrees, 2 soups, 20 salads, 18 vegetables, 7 breads and 22 desserts. Customers make their meal selections by combining these items according to their individual preferences.

     Solid Market Position. Since 1990, eating places revenues have increased at a compound annual growth rate of 5.0% to $241.1 billion in 1999. This increase was initially accompanied by the introduction of a significant number of new restaurant concepts and rapid new-restaurant expansion. As a result, the restaurant market has become oversaturated and recently the pace of new-restaurant openings has slowed. Many restaurant chains are now focused on improving sales and profitability at their existing restaurants. During this highly competitive period, we have sustained our operations and maintained a consistent level of EBITDA. Furthermore, with our 236 cafeterias we are well positioned to increase our sales in the current environment of slower new-restaurant growth and continued increases in consumer demand for restaurant dining.

     Proven Management with Significant Equity Stake. Our executive officers average over 22 years of experience at Piccadilly. In addition, our district and cafeteria managers have an average of 23 and 17 years of experience at Piccadilly, respectively. As a result, our management team is extremely familiar with our existing markets and customer base. Mr. Ronald A. LaBorde, our Chief Executive Officer, has served us for over 18 years, and has been our chief executive officer since 1995. Our management team currently beneficially owns approximately 7.4% of the outstanding shares of our company, including shares subject to exercisable options, and our founders and their beneficiaries beneficially own approximately 19.2% of the outstanding shares of our company.

     Solid Credit Profile. After issuing the Notes and incurring indebtedness under our Term Loan Credit Facility, we have a strong balance sheet. If the Notes had been issued and such indebtedness incurred at September 30, 2000, our ratio of Total debt-to-Total capitalization would have been 51.0% and our Total debt-to-EBITDA ratio would have been 2.9x at September 30, 2000. If the Notes had been issued and such indebtedness incurred on October 1, 1999, our EBITDA-to Interest ratio would have been 2.9x for the twelve months ended September 30, 2000. In addition, as of September 30, 2000 our ratio of Net property, plant and equipment-to-Total debt would have been 2.0x.

BUSINESS STRATEGY

     Capitalize on the Morrison Acquisition. In May 1998, Piccadilly acquired 142 Morrison cafeterias, at that time the largest cafeteria chain in the Southeastern and Mid-Atlantic regions of the United States. While the Morrison cafeteria operations had been experiencing declining operations for two years prior to the acquisition, we believed that the acquisition would ultimately be accretive to our operations. Specifically, the acquisition allowed us to eliminate our only major competitor in our markets, more than double the size of our operations, enhance purchasing power, eliminate redundant costs and potentially increase sales at Morrison cafeterias to Piccadilly levels. In fiscal 2000, the Morrison cafeterias contributed only $0.9 million of EBITDA. During that same time period, Morrison cafeterias on average generated only $1.6 million of sales per cafeteria compared to $2.2 million of sales at our traditional Piccadilly cafeterias. We believe that we can substantially increase Morrison EBITDA based on our experience with the traditional Piccadilly cafeterias.

     Implement Sales-Building Initiatives. In fiscal 2000, same-store sales declined by 5.2%. Approximately 73% of the decline in same-store sales was attributable to the Morrison cafeterias. During fiscal 1999 and 2000, we were focused on the integration of the Morrison cafeterias. Specifically, during fiscal 1999 and the first quarter of fiscal 2000, we closed 27 unprofitable Morrison cafeterias and converted 112 Morrison cafeterias to Piccadilly-style cafeterias. During the balance of fiscal 2000, we tested several sales-building initiatives at 16 cafeteria locations in order to attract and retain new customers and to increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. These initiatives have been well received by our customers. Due to favorable results achieved at the test cafeterias, we implemented these initiatives on a company-wide basis in September 2000. Certain of these strategies, including customer coupons and discounted meal alternatives, designed to attract new customers, are expected to have a negative impact on margins during the second quarter of fiscal 2001.

     Implement Outsourcing Program. We have historically prepared almost all of our meals from scratch at each cafeteria location. We have initiated an outsourcing program at 54 of our cafeterias, in which outside vendors prepare and provide selected components of our recipes. For example, the cafeterias will receive certain pre-cut vegetables for salads and entrees, pre-mixed ingredients for certain desserts and side items based on our proprietary recipes and pre-mixed dough for selected bakery products. The outsourcing program has been implemented carefully in order to maintain consistently high levels of food freshness and quality. Based on our experience at these 54 cafeterias, we expect to reduce annual operating expenses by between approximately $8 and $10 million when the outsourcing program is fully implemented. These savings are the result of significantly reduced kitchen labor hours. We intend to roll out the outsourcing program to our remaining cafeterias over the next two years. We expect to achieve $2.5 million of cost savings in fiscal 2001 from our outsourcing program.

     Expand Centralized Purchasing Program. Currently, the managers at each of our cafeterias have purchasing responsibility for approximately one-third of the food ingredients used in the meals we serve. We implemented a new program in September 2000 that eliminated over 100 poultry suppliers by centralizing the purchasing function for poultry. Over the next 12 months, we expect to centralize the purchasing of other food items. Through centralized purchasing, we expect to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings ($1.5 million in fiscal 2001 from poultry alone). In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

RECENT ACQUISITIONS AND DISPOSITIONS

     In May 1998, we acquired Morrison for $57.3 million of total consideration. At that time, Morrison was the largest cafeteria chain in the Southeastern and Mid-Atlantic regions with 142 cafeterias in operation. Morrison cafeterias were similar to our traditional Piccadilly cafeterias in terms of size and markets served.

     In March 1999, we sold six Ralph & Kacoo's seafood restaurants for $21.3 million in cash. Ralph & Kacoo's generated approximately $24.3 million of sales and $3.9 million of EBITDA in the twelve-month period prior to the sale. Net proceeds from the sale were used to reduce bank debt. We sold Ralph & Kacoo's in order to focus on our traditional cafeteria operations.
                             ---------------------

     Our principal offices are located at 3232 Sherwood Forest Boulevard, Baton Rouge, Louisiana 70816, telephone number (225) 293-9440. Our New York Stock Exchange ticker symbol is PIC.

                             THE ORIGINAL OFFERINGS

     75,500 of the Warrants were issued on December 21, 2000 as part of a private offering of Units, with each Unit consisting of one Note in the principal amount of $1,000 and one Warrant to purchase 10.51 shares of our Common Stock. The Units were sold to Jefferies & Company, Inc., as initial purchaser (the "Initial Purchaser"). The Initial Purchaser sold the Units to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

     The remaining 5,500 Warrants were issued concurrently with the Original Offerings to the lenders under our Term Loan Credit Facility.

                             TERMS OF THE WARRANTS

Issuer.....................  Piccadilly Cafeterias, Inc.

Warrants Offered...........  81,000 Warrants originally issued pursuant to a warrant agreement dated December 21, 2000 ("Warrant Agreement") between the Company and the Bank of New York. Each Warrant entitles the holder thereof to acquire 10.51 shares of our Common Stock.

Exercise Price.............  $1.16875 per share, subject to adjustment.

Exercise, Expiration.......  The holders of the Warrants are entitled to exercise all or a portion of their Warrants at any time prior to 5:00 p.m., New York City time, on November 1, 2007. Warrants not exercised prior to that time will expire.

Voting Rights..............  The holders of the Warrants have no voting rights.

     For more information about the Warrants, see "Description of the Warrants."

                                  RISK FACTORS

     Before purchasing either the Warrants or Common Stock being offered, you should carefully consider the information included in "Risk Factors," as well as all other information set forth in this Prospectus.

                 SUMMARY PRO FORMA FINANCIAL AND OPERATING DATA

     The summary financial and operating data set forth below is presented on a pro forma basis to reflect our cafeteria operations only, and gives effect to the Company's disposition of Ralph & Kacoo's seafood restaurants as if such transaction had been completed on July 1, 1995. This pro forma data is provided solely for informational purposes and is not necessarily indicative of future results or what our results of operations would have been had the disposition of Ralph & Kacoo's occurred on July 1, 1995. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in or incorporated by reference into this Prospectus.

                                                                                           TWELVE
                                                                                           MONTHS
                                                 YEAR ENDED JUNE 30,                        ENDED
                                 ----------------------------------------------------   SEPTEMBER 30,
                                   1996       1997     1998(9)      1999       2000         2000
                                 --------   --------   --------   --------   --------   -------------
                                                (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales......................  $272,406   $279,653   $309,798   $478,013   $450,276     $445,705
Operating expenses(1)..........   248,127    253,656    281,560    452,583    425,042      419,249
General and administrative
  expenses.....................    12,025     10,705     12,054     16,952     15,230       15,149
Operating income(2)............    12,254     15,292     16,184      8,478     10,004       11,307

OTHER FINANCIAL DATA:
EBITDA(3)......................    23,997     26,374     27,725     25,535     26,702       27,920
Depreciation and
  amortization(4)..............    11,743     11,082     11,541     17,057     16,698       16,613
Maintenance capital
  expenditures(5)..............     4,229      4,729      5,678      8,352      3,812        3,125
Total capital expenditures.....     6,654     10,561     14,394     15,352      6,832        4,077

RESTAURANT DATA:
Number of cafeterias (end of
  period)......................       130        130        270        254        242          242
Same-store sales % increase/
  (decrease)(6)................       3.1%       4.2%       1.6%      (2.6)%     (5.2)%       (4.2)%


COVERAGE RATIOS(7):
EBITDA/Interest expense.....................................   2.9x
Total debt/EBITDA...........................................   2.9x
Net property, plant and equipment/Total debt................   2.0x
Total debt/Total capitalization.............................   51.0%

                                                               AS OF SEPTEMBER 30, 2000
                                                              --------------------------
                                                               ACTUAL    AS ADJUSTED(8)
                                                              --------   ---------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     --      $     --
Net property, plant, and equipment..........................   160,753       160,753
Total assets................................................   210,262       217,262
Total debt..................................................    69,330        81,000(10)
Total shareholders' equity..................................    77,352        77,812

---------------
 (1) Operating expenses is cost of sales, other operating expenses and other expenses (income).

 (2) Operating income is net sales less cost of sales, other operating expenses, general and administrative expenses and other expenses (income).

 (3) EBITDA is net income before provision for income taxes, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

 (4) Excludes amortization of deferred financing costs.

 (5) Maintenance capital expenditures are those regularly scheduled expenditures required to maintain, remodel and otherwise improve existing facilities and equipment.

 (6) "Same-stores" are cafeterias that were open for twelve full months in both comparative periods. Since Morrison was acquired on May 28, 1998, the Morrison acquisition only affects the total same-store sales comparison for fiscal year 2000.

 (7) These ratios give effect to the Original Offerings and the incurrence of indebtedness under the Term Loan Credit Facility and the use of proceeds therefrom as if these activities had occurred on October 1, 1999 and do not give effect to the unamortized debt discount discussed in footnote 10.

 (8) Gives effect to the issuance of the Units in the Original Offerings and the incurrence of indebtedness under the Term Loan Credit Facility and the use of proceeds therefrom as described under "Use of Proceeds".

 (9) Morrison was acquired on May 28, 1998. Results for the fiscal year ended 1998 include one month of Morrison operations.

(10) Represents the stated principal amount of the Notes and the Term Loan Credit Facility without giving effect to unamortized debt discount of approximately $8.6 million which includes the discount on the Notes and the Term Loan Credit Facility and the fair value of all of the Warrants issued in the Original Offerings and in connection with the Term Loan Credit Facility.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data of the Company. The income statement data for each of the five years ended June 30, 2000 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The income statement data for the twelve months ended September 30, 2000 are derived from unaudited financial statements of the Company. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in or incorporated by reference into this Prospectus.

                                                                                             TWELVE
                                                                                             MONTHS
                                                   YEAR ENDED JUNE 30,                        ENDED
                                   ----------------------------------------------------   SEPTEMBER 30,
                                     1996       1997     1998(7)    1999(8)      2000         2000
                                   --------   --------   --------   --------   --------   -------------
                                                          (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales........................  $300,550   $304,838   $335,388   $495,697   $450,276     $445,705
Operating expenses(1)............   272,504    275,514    304,033    467,765    425,042      419,249
General and administrative
  expenses.......................    12,761     11,465     12,832     17,458     15,230       15,149
Operating income(2)..............    15,285     17,859     18,523     10,474     10,004       11,307

OTHER FINANCIAL DATA:
EBITDA(3)........................    28,201     29,975     31,200     28,279     26,702       27,920
Depreciation and
  amortization(4)................    12,916     12,116     12,677     17,805     16,698       16,613
Maintenance capital
  expenditures(5)................     4,462      5,038      6,085      8,460      3,812        3,125
Total capital expenditures.......     6,887     10,870     14,928     15,460      6,832        4,077

RESTAURANT DATA:
Number of cafeterias and seafood
  restaurants (end of period)....       138        136        277        254        242          242
Same-store cafeteria sales %
  increase/(decrease)(6).........       3.1%      4.2%        1.6%      (2.6)%     (5.2)%       (4.2)%

---------------
(1) Operating expenses is cost of sales, other operating expenses and other expenses (income).

(2) Operating income is net sales less cost of sales, other operating expenses, general and administrative expenses and other expenses (income).

(3) EBITDA is net income before provision for income taxes, gain from sale of Ralph & Kacoo's, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

(4) Excludes amortization of deferred financing costs.

(5) Maintenance capital expenditures are those regularly scheduled expenditures required to maintain, remodel and otherwise improve existing facilities and equipment.

(6) "Same-stores" are cafeterias that were open for twelve full months in both comparative periods. Since Morrison was acquired on May 28, 1998, the Morrison acquisition only affects the total same-store sales comparison for fiscal year 2000.

(7) Morrison was acquired on May 28, 1998. Results for the fiscal year ended 1998 include one month of Morrison operations.

(8) The sale of Ralph & Kacoo's was completed on March 30, 1999. Results for the fiscal year ended 1999 include nine months of Ralph & Kacoo's operations.

                                  RISK FACTORS

     An investment in the Warrants or Common Stock involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Warrants or Common Stock.

RISK FACTORS RELATING TO THE WARRANTS AND COMMON STOCK

THE WARRANTS ARE NOT LISTED ON A SECURITIES EXCHANGE NOR IS THERE ANY ASSURANCE THAT THE WARRANTS WILL BE LISTED, SO YOU MAY BE UNABLE TO SELL YOUR WARRANTS AT THE PRICE YOU DESIRE OR AT ALL.

     We cannot assure you that a liquid trading market will develop for the Warrants, or the underlying Common Stock, that you will be able to sell the Warrants or the underlying Common Stock at a particular time, if at all, or that the prices that you receive when you sell the Warrants or the underlying Common Stock will be favorable. There is currently no public market for the Warrants. In addition, such market-making activity will be subject to limits imposed by the Securities Act of 1933 and other regulations. We do not intend to apply (and are not obligated to apply) for listing of the Warrants on any securities exchange or any automated quotation system.

THE WARRANTS ARE A SPECULATIVE INVESTMENT.

     The Warrants do not confer any rights of Common Stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of Common Stock at a fixed price for a limited period of time. Specifically, holders of the Warrants may exercise their right to acquire Common Stock and pay an exercise price of $1.16875 per share, subject to adjustment upon the occurrence of certain dilutive events, until November 1, 2007, after which any unexercised Warrants will expire and have no further value. We give no assurance that the market price of the Common Stock will ever equal or exceed the exercise price of the Warrants and, consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants. In addition, although our Common Stock is listed on the New York Stock Exchange, trading is limited and sporadic.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS AND LOUISIANA LAW MAY DISCOURAGE TAKEOVERS.

     Our charter documents contain provisions that may have the effect of discouraging a proposal for a takeover of the Company. The provisions, among other things, authorize the issuance of "blank check" preferred stock and divide our Board of Directors into three classes with staggered terms. We have also adopted a Rights Agreement pursuant to which each share of Common Stock has an associated preferred stock purchase right that, if triggered by the acquisition of 15% or more of the outstanding Common Stock, would have the effect of significantly increasing the cost to a potential acquiror of a takeover of the Company. In addition, we are subject to certain provisions of Louisiana law that limit, in some cases, our ability to engage in certain business combinations with significant shareholders. Such provisions, either alone, or in combination with each other and our Rights Agreement, may give our current directors and executive officers a substantial ability to influence the outcome of a proposed takeover. See "Description of Capital Stock -- Certain Provision of our Articles of Incorporation and By-laws."

WE HAVE NO CURRENT INTENTION TO PAY DIVIDENDS.

     We presently do not pay dividends to holders of our Common Stock and do not plan to pay dividends for the foreseeable future. In addition, the Indenture, the Term Loan Credit Facility and the Senior Credit Facility limit our ability to pay dividends on our Common Stock. See "Market Price of and Dividends on Common Stock."

RISK FACTORS RELATING TO OUR BUSINESS

OUR SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD IMPEDE OUR OPERATIONS AND FLEXIBILITY.

     We have a substantial amount of debt.

     - Our total senior debt outstanding under the Notes and the Term Loan Credit Facility is $81 million, and we have the ability to incur up to an additional $25 million of debt under the Senior Credit Facility.

     - Our ratio of Total debt-to-Total capitalization would have been 51.0% if the Original Offerings and the borrowings under the Term Loan Credit Facility had been completed at September 30, 2000.

     - Our ratio of Total debt-to-EBITDA would have been 2.9x if the Original Offerings and the borrowings under the Term Loan Credit Facility had been completed at September 30, 2000.

     - If the Original Offerings and the borrowings under the Term Loan Credit Facility had been completed on October 1, 1999, our EBITDA-to-Interest expense would have been 2.9x for the twelve months ended September 30, 2000.

     We may, subject to certain restrictions in the Indenture, the Term Loan Credit Facility and the Senior Credit Facility, be able to incur substantial additional indebtedness in the future. Our high level of debt could have important consequences to you, including the following:

     - limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

     - increasing our vulnerability to downturns in our business or the economy generally;

     - limiting our ability to withstand competitive pressures from our less leveraged competitors; and

     - having a material adverse effect on us if we fail to comply with the covenants in the Indenture, the Term Loan Credit Facility or our Senior Credit Facility, because a failure could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable.

     Economic, financial, competitive, legislative, regulatory, and other factors beyond our control could affect our ability to generate cash flow from operations to make payments on or refinance the Notes and our other indebtedness and to fund necessary working capital. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Notes or our other debt, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing the Notes or other debt, selling assets or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to retire the Notes and our other debt.

     We urge you to consider the information under "Capitalization,"
"Summary -- Summary Pro Forma Financial and Operating Data" and "Description of Indebtedness" for more information on these matters.

THE INDENTURE, THE TERM LOAN CREDIT FACILITY AND OUR SENIOR CREDIT FACILITY IMPOSE RESTRICTIONS ON US THAT MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS.

     Our Senior Credit Facility will require us to maintain specified financial ratios, including fixed charge coverage and total leverage ratios. In addition, the Indenture, the Term Loan Credit Facility and our Senior Credit Facility contain covenants that restrict, among other things, our ability to incur additional indebtedness and dispose of assets, incur or guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures and engage in certain transactions with subsidiaries or affiliates. Our ability to comply with these covenants may be affected by events beyond our control and we cannot assure you that we will satisfy those requirements. A failure to comply with any of these provisions contained in the Indenture, the Term Loan Credit Facility or our Senior Credit Facility could lead to an event of default under the Indenture, the Term Loan Credit Facility or our Senior Credit Facility which could result in all amounts outstanding under any of them to be declared immediately due and payable. We may also be prevented from taking advantage of available business opportunities if we fail to meet certain financial ratios or because of the limitations imposed on us by the restrictive covenants under the Indenture, the Term Loan Credit Facility and our Senior Credit Facility. See "Description of Indebtedness."

     We urge you to consider the information under "Capitalization,"
"Summary -- Summary Pro Forma Financial and Operating Data" and "Description of Indebtedness" for more information on these matters.

OUR SALES-BUILDING AND COST-SAVINGS INITIATIVES MAY NOT BE SUCCESSFUL.

     We have recently implemented several sales-building initiatives designed to increase customer traffic at our cafeterias and to reverse recent same-store sales declines. We have also implemented several cost-savings initiatives designed to reduce operating expenses. All of these initiatives are in their early stages and there can be no assurance that the initiatives will achieve the results expected within the time periods discussed in this Prospectus or at all.

WE FACE THE RISK OF INCREASING LABOR COSTS THAT COULD ADVERSELY AFFECT OUR CONTINUED PROFITABILITY.

     We are dependent upon an available labor pool of unskilled and semi-skilled employees, many of whom are hourly employees whose wages are based on the federal or state minimum wage. Numerous proposals have been made on state and federal levels to increase minimum wage levels. Because a significant number of our employees are paid at rates tied to the federal minimum wage, an increase in the minimum wage would increase our labor costs. A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. An increase in labor costs could have a material adverse effect on our income from operations, and decrease our profitability and cash available to service our debt obligations if we are unable to recover these increases by raising the prices we charge our customers.

WE ARE VULNERABLE TO FLUCTUATIONS IN THE COST, AVAILABILITY, AND QUALITY OF OUR INGREDIENTS.

     The cost, availability, and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic conditions, weather and demand could adversely affect the cost of our ingredients. We require fresh produce, dairy products and meat, and are therefore subject to the risk that shortages or interruptions in supply of these food products could develop. All of these factors could adversely affect our financial results. Although we believe that we could find alternative suppliers for these ingredients, we have no control over fluctuations in the price of commodities and no assurance can be given that we will be able to pass through any cost increases to our customers.

WE RELY PRIMARILY ON ONE WHOLESALE DISTRIBUTOR AND REPLACING IT COULD DISRUPT THE FLOW OF OUR FOOD PRODUCTS AND SUPPLIES.

     We currently obtain approximately two-thirds of all of our food orders through one distributor located in Baton Rouge, Louisiana and may increase our shipments through this distributor in the future. The remaining food items are purchased from local suppliers and delivered directly to our cafeterias. Our arrangement with this distributor is on competitive terms but is terminable at-will by either of us. Although we are dependent upon this distributor for most of our food ingredients, we believe that there are other distributors who would be able to service our needs. However, there can be no assurance that we will be able to replace our distributor with others on comparable terms or without disruption to the flow of food products and other supplies to our cafeterias.

WE FACE INTENSE COMPETITION.

     All aspects of the restaurant business are highly competitive. Price, restaurant location, food quality, service and attractiveness of facilities are important aspects of competition, and the competitive environment is often affected by factors beyond a particular restaurant management's control, including changes in the public's taste and eating habits, population and traffic patterns and economic conditions. Our cafeterias compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant operations, as well as locally-owned, independent restaurants. Many of our competitors have greater financial resources than we have. There can be no assurance that we will be able to compete successfully against our competitors in the future or that competition will not have a material adverse effect on our operations.

WE FACE RISKS BECAUSE OF THE NUMBER OF CAFETERIAS THAT WE LEASE.

     Our success depends in part on our ability to secure leases in desired locations at rental rates we believe to be reasonable. We currently lease 142 of our cafeterias located in strip shopping centers and malls and we lease the land for 62 of our free-standing cafeterias. 100 of our leases have terms expiring during the next five years. Each lease agreement also provides that the lessor may terminate the lease for a number of reasons, including if we default in any payment of rent or taxes or if we breach any covenants or agreements in the lease. Termination of any of our leases could harm our results of operations. Although we believe that we will be able to renew our existing leases, we can offer no assurances that we will succeed in obtaining such leases in the future at rental rates that we believe to be reasonable or at all. Moreover, if certain locations should prove to be unprofitable, we would remain obligated for lease payments if we decided to withdraw from such locations. See
"Business -- Properties."

WE ARE VULNERABLE TO CHANGES IN CONSUMER PREFERENCES AND ECONOMIC CONDITIONS WHICH COULD HARM OUR FINANCIAL RESULTS.

     Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, demographics, and the type, number and location of competing restaurants may adversely affect the performance of individual cafeterias. In addition, inflation, increased food, labor, energy and employee benefit costs, fluctuating insurance rates, national, regional and local regulations, regional weather conditions, and the availability of experienced management and hourly employees may harm the restaurant industry in general and our cafeterias in particular. Adverse changes in any of these factors could reduce guest traffic or impose practical limits on pricing, which could harm our earnings, financial condition, operating results or cash flow. In addition, although we are attempting to implement our outsourcing program carefully in order to maintain consistently high levels of food freshness and quality, we may experience negative public reaction to this program. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

WE FACE THE RISK OF ADVERSE PUBLICITY AND LITIGATION.

     We may from time to time be the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect the Company, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to such employee claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION.

     Each of our cafeterias is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which the cafeteria is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on us and the results of our operations.

     Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any material environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations and no assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

                                USE OF PROCEEDS

     All of the Warrants and Common Stock covered by this prospectus are being offered or sold by the Warrantholders. The Company will not receive any cash proceeds from any Offering. Upon the exercise of any Warrant, we will receive the exercise price. There is no assurance that all or any of the Warrants will be exercised prior to their expiration nor any assurance of the timing of our receipt of exercise proceeds. Assuming that all the warrants were exercised, we would receive aggregate proceeds of approximately $994,969. We currently intend to use any such proceeds for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2000, and as adjusted to give effect to the Original Offerings and the borrowings under the Term Loan Credit Facility and the application of the net proceeds therefrom as described under "Use of Proceeds." This presentation should be read in conjunction with our historical financial statements and the related notes thereto included elsewhere herein.

                                                              AS OF SEPTEMBER 30, 2000
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                                   (IN THOUSANDS)
Total debt:
  Bank Debt.................................................  $ 69,330(1)    $     --(2)
  Senior Secured Notes......................................        --         71,000
  Term B Notes..............................................        --          4,500
  Term Loan Credit Facility.................................        --          5,500
  Unamortized debt discount.................................        --         (8,560)
                                                              --------       --------
          Total debt........................................    69,330         72,440
Shareholders' equity........................................    77,352         77,812
                                                              --------       --------
          Total capitalization..............................  $146,682       $150,252
                                                              ========       ========

---------------
(1) The amount of our outstanding bank debt as of the closing date of the Original Offerings was approximately $66 million.

(2) Our $25 million Senior Credit Facility was put in place as of the closing date of the Original Offerings. Approximately $12 million of the Senior Credit Facility was used to support commercial letters of credit. As a result, the Company had approximately $13 million available for borrowing as of the closing date of the Original Offerings.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data of the Company. The income statement data and balance sheet data as of and for each of the five years ended June 30, 2000 are derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The income statement data and balance sheet data as of and for the three months ended September 30, 1999 and 2000 are derived from the unaudited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                                                THREE MONTHS ENDED
                                                         YEAR ENDED JUNE 30,                       SEPTEMBER 30,
                                        -----------------------------------------------------   -------------------
                                          1996       1997     1998(5)    1999(6)       2000       1999       2000
                                        --------   --------   --------   --------    --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.............................  $300,550   $304,838   $335,388   $495,697    $450,276   $114,126   $109,555
Costs and expenses:
  Cost of sales.......................   171,224    175,685    194,898    298,565     266,246     68,765     64,997
  Other operating expenses............   101,459    100,334    109,725    170,200     160,358     42,588     40,533
  Provision for unit impairments and
    closings..........................     9,404         --      3,453      1,350          --         --        840
  General and administrative
    expenses..........................    12,761     11,465     12,832     17,458      15,230      4,002      3,921
  Interest expense....................     5,253      2,714      2,514      6,255       7,177      1,420      2,195
  Other expenses (income).............      (179)      (505)      (590)    (1,000)     (1,562)      (136)      (106)
                                        --------   --------   --------   --------    --------   --------   --------
                                         299,922    289,693    322,832    492,828     447,449    116,639    112,380
  Gain from sale of Ralph & Kacoo's...        --         --         --      1,556          --         --         --
                                        --------   --------   --------   --------    --------   --------   --------
Income before income taxes............       628     15,145     12,556      4,425       2,827     (2,513)    (2,825)
Provision for income taxes............       243      5,755      4,653        425(7)      416       (901)      (892)
                                        --------   --------   --------   --------    --------   --------   --------
        Net income (loss).............  $    385   $  9,390   $  7,903   $  4,000    $  2,411   $ (1,612)  $ (1,933)
                                        ========   ========   ========   ========    ========   ========   ========
        Net income (loss) per share --
          basic and diluted...........  $    .04   $    .89   $    .75   $    .38    $    .23   $   (.15)  $   (.18)

OTHER FINANCIAL DATA:
Net cash provided by operating
  activities..........................    21,404     14,857     23,268     12,915      14,222        990        175
Net cash used by investing
  activities..........................    (5,006)    (9,818)   (54,614)    (3,039)     (3,955)    (2,331)    (1,111)
Net cash provided (used) by financing
  activities..........................   (16,398)    (5,039)    31,346     (9,876)    (10,267)     1,341        936
EBITDA(1).............................  $ 28,201   $ 29,975   $ 31,200   $ 28,279    $ 26,702   $  3,023      4,241
Depreciation and amortization(2)......    12,916     12,116     12,677     17,805      16,698      4,116      4,031
Maintenance capital expenditures(3)...     4,462      5,038      6,085      8,460       3,812      1,648        961
Total capital expenditures............     6,887     10,870     14,928     15,460       6,832      3,877      1,122

RESTAURANT DATA:
Number of cafeterias and seafood
  restaurants (end of period).........       138        137        277        254         242        244        242
Same-store cafeteria sales %
  increase/(decrease)(4)..............       3.1%       4.2%       1.6%      (2.6)%      (5.2)%     (5.9)%     (3.8)%

BALANCE SHEET DATA:
Cash..................................  $     --   $     --   $     --   $     --    $     --   $     --   $     --
Net property, plant and equipment.....   129,012    126,020    203,865    176,250     163,877    174,260    160,753
Total assets..........................   148,280    147,332    254,584    232,939     214,170    228,749    210,262
Long-term debt........................    31,700     31,740     78,979     74,226      68,391     76,825     69,330
Total shareholders' equity............    73,293     77,604     80,436     79,402      79,281     76,526     77,352

---------------

(1) EBITDA is net income before provision for income taxes, gain from sale of Ralph & Kacoo's, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. The amounts of these items are separately shown in the table above. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

(2) Excludes amortization of deferred financing costs.

(3) Maintenance capital expenditures are those regularly scheduled expenditures required to maintain, remodel and otherwise improve existing facilities and equipment.

(4) "Same-stores" are cafeterias that were open for twelve or three full months, as applicable, in both comparative periods. Since Morrison was acquired on May 28, 1998, the Morrison acquisition only affects the total same-store sales comparison for fiscal year 2000.

(5) Morrison was acquired on May 28, 1998. Results for the fiscal year ended 1998 include one month of Morrison's operations.

(6) The sale of Ralph & Kacoo's was completed on March 30, 1999. Results for the fiscal year ended 1999 include nine months of Ralph & Kacoo's operations.

(7) The sale of Ralph & Kacoo's resulted in a reported gain of $1.6 million and a net tax benefit of $0.8 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Piccadilly is the largest cafeteria chain in the United States with 236 cafeterias, and is the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. We serve a diverse and extremely loyal customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. Our patrons enjoy a wide selection of convenient, healthy, freshly prepared "home cooked" meals at value-oriented prices for lunch and dinner.

     We categorize our operating expenses into three major categories: cost of sales, other operating expenses and general and administrative expenses. Cost of sales consists of labor and food costs. Other operating expenses consists primarily of advertising, building and security costs, meal discounts, insurance, payroll taxes, repairs, supplies, utilities, cafeteria-level performance incentives, depreciation, rent, and other cafeteria-level expenses. General and administrative expenses is comprised of executive and district manager salaries and related benefits, taxes and travel expenses, legal and professional fees, depreciation, amortization, and various other costs related to administrative functions.

RECENT ACQUISITIONS AND DISPOSITIONS

     The Morrison Acquisition. In May 1998, we acquired Morrison Restaurants, Inc. ("Morrison") for $57.3 million of total consideration (the "Morrison Acquisition"). The discussion that follows refers to the cafeterias acquired in the Morrison Acquisition as "Morrison cafeterias." All other cafeterias are referred to as "Piccadilly cafeterias." At the time of the Morrison Acquisition, Morrison was the largest cafeteria chain in the Southeastern and Mid-Atlantic regions with 142 cafeterias in operation. Morrison cafeterias were similar to our traditional Piccadilly cafeterias in terms of size and markets served. We believe the Morrison Acquisition allowed us to increase our penetration in our regional markets, enhance our purchasing power and eliminate redundant costs.

     We began converting Morrison cafeterias to Piccadilly-style cafeterias (the "Morrison Conversions") in fiscal 1999. As of September 30, 1999, we had completed 112 Morrison Conversions, and there have been no additional Morrison Conversions since September 30, 1999. Since the Morrison Acquisition, we closed 27 unprofitable cafeterias. Expenses associated with the Morrison Conversions averaged approximately $40,000 per cafeteria for training-team labor, new uniforms, repairs, and supplies. Additional costs of approximately $25,000 per cafeteria, primarily for signage, were capitalized. In aggregate, we spent approximately $7.3 million on the Morrison Conversions. Ten Morrison cafeterias had not been converted as of June 30, 2000, and will continue to operate as Morrison cafeterias. The table below shows the number of Morrison Conversions by quarter:

                         MORRISON CAFETERIAS CONVERTED

                                                   FOR THE QUARTER ENDED
                                      -----------------------------------------------
FISCAL YEAR                           SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   TOTAL
-----------                           ------------   -----------   --------   -------   -----
  1999..............................       12            16           32        39        99
  2000..............................       13          --           --         --         13
                                                                                         ---
  Total conversions.................                                                     112
                                                                                         ===

     Ralph and Kacoo's Sale. In March 1999, we sold six Ralph & Kacoo's seafood restaurants for $21.3 million in cash. Ralph & Kacoo's generated approximately $24.3 million of sales and $3.9 million of EBITDA in the twelve-month period prior to the sale. Net proceeds from the sale were used to reduce bank debt. We sold Ralph & Kacoo's in order to focus on our traditional cafeteria operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1999

     Net Sales. Net sales for the quarter ended September 30, 2000 decreased $4.6 million, or 4.0%, from the prior year first quarter. The following table reconciles total cafeteria sales to same-store cafeteria sales (cafeterias that were open for three full months in both periods) for the quarters ended September 30, 1999 and 2000:

                                                       QUARTER ENDED SEPTEMBER 30,
                                              ---------------------------------------------
                                                      1999                    2000
                                              ---------------------   ---------------------   SALES
                                               SALES     CAFETERIAS    SALES     CAFETERIAS   CHANGE
                                              --------   ----------   --------   ----------   ------
                                                          (SALES IN THOUSANDS)
Total cafeteria sales.......................  $114,126      257       $109,555      242        (4.0)%
Less sales relating to:
  Cafeterias opened since July 1, 1999......       313        3          1,737        6
  Cafeterias closed since July 1, 1999......     1,690       18             --       --
                                              --------      ---       --------      ---        ----
Net same-store cafeteria sales..............  $112,123      236       $107,818      236        (3.8)%
                                              ========      ===       ========      ===        ====

                             ---------------------

     The net decrease in same-store sales of 3.8% reflects a decline in same-store customer traffic of 2.6% combined with a 0.8% decline in check average. Same-store sales for the three months of the first quarter of fiscal 2001 were down 4.6%, 6.2% and 0.3%, respectively, compared to the three months of the first quarter of fiscal 2000.

     The Company is in the early stages of several sales-building initiatives to attract and retain new customers and increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. The neighborhood marketing strategies include various customer coupons and discounted meal alternatives to attract new customers. September 2000 was the first full month of the neighborhood marketing initiatives. These initiatives did not have a significant impact on operating margins for the first quarter of fiscal 2001, although the Company does expect margin deterioration during the second quarter of fiscal 2001. The Company believes that this deterioration in operating margins will likely result in a decline in net income for the second quarter of fiscal 2001 as compared with the same quarter of fiscal 2000. The Company believes that these expenditures designed to increase customer traffic in its cafeterias are necessary for long-term same-store sales growth.

     The following table illustrates cost of sales, other operating expenses, general and administrative expenses and other expenses as a percentage of net sales for the comparative periods.

                                                          THREE MONTHS ENDED
                                                             SEPTEMBER 30
                                                          -------------------
                                                           1999         2000        CHANGE
                                                          ------       ------       ------
Cost of sales...........................................   60.3%        59.3%        (1.0)%
Other operating expenses................................   37.3%        37.0%        (0.3)%
General and administrative expenses.....................    3.5%         3.6%         0.1%
Other expenses (income).................................   (0.1)%       (0.1)%        0.0%

                             ---------------------

     Restaurant-Level Income. During the first quarters of fiscal 2001 and 2000, restaurant-level income (net sales less cost of sales and other operating expenses) as a percentage of net sales was 3.7% and 2.4%, respectively.

     Cost of Sales. Cost of sales as a percentage of net sales declined 1.0%. That decline results from a 1.0% decrease in labor costs as a percentage of net sales.

     Improvement in labor costs, as a percentage of net sales, was due principally to Piccadilly's beginning to realize labor efficiencies at Morrison cafeterias in the second quarter of fiscal 2000, as well as a lower level of labor costs associated with the conversion of Morrison cafeterias to Piccadilly-style cafeterias with no cafeterias being converted in the first quarter of fiscal 2001 compared to 13 conversions in the first quarter of fiscal 2000, and lower labor costs associated with the opening of new cafeterias, with no new cafeterias being opened in the first quarter of fiscal 2001 compared to three new cafeterias opened during the first quarter of fiscal 2000. Factors that offset the labor cost improvement as a percentage of net sales include lower year-over-year sales volumes to offset fixed labor costs.

     The Company has begun an outsourcing program in which outside vendors prepare and provide selected components of Piccadilly recipes, which have historically been made from scratch. This initiative is being carefully implemented to maintain consistently high levels of food freshness and quality. The Company expects to significantly reduce operating expenses, principally labor costs, as well as reducing food spoilage and waste and capital expenditures for kitchen equipment. Fiscal 2001 savings are expected to be approximately $2.5 million. This program will be fully implemented by the end of fiscal year 2002. When fully implemented, the Company expects to reduce annual operating expenses by between $8 and $10 million through this outsourcing program. At September 30, 2000, only 34 cafeterias had implemented the outsourcing program for at least one month of the quarter and therefore, expense reductions from this program were not significant for the quarter.

     At September 30, 2000, the managers at each of our cafeterias had purchasing responsibility for approximately one-third of the food ingredients used in the meals served at the cafeterias. The Company is implementing a cost-saving strategy that will significantly reduce the number of food suppliers by centralizing the purchasing function for some or all of these items. The Company has now finalized terms with a poultry supplier and will begin implementation of a centralized purchasing program for poultry products in the second quarter of fiscal 2001. The Company expects to enter into other centralized purchasing arrangements on other food items during the next twelve months. The Company expects to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings once the centralized purchasing program is fully implemented. In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

     Other Operating Expenses. Other operating expenses decreased 0.3% as a percentage of net sales. The net improvement in other operating expenses is the result of several factors. First, other operating expenses in the first quarter of fiscal 2000 includes costs relating to 13 Morrison Conversions. There were no Morrison Conversions in the first quarter of fiscal 2001. Conversely, the fixed portion of certain operating costs as a percentage of net sales, such as rent, repairs and maintenance, utilities, and depreciation, have increased as cafeteria sales decreased.

     Provision for unit impairments and closings. The Company recorded during the quarter ended September 30, 2000, a non-cash charge of $840,000, or $0.06 per share after-tax, related to eight cafeterias expected to close in fiscal 2001. For the twelve months ended September 30, 2000 these cafeterias generated an aggregate of $41,000 of EBITDA. The charge includes amounts for asset impairments under SFAS 121, future rent commitments, and goodwill associated with four Morrison cafeterias to be closed. Three of the scheduled closings are under-performing cafeterias. The leases for the remaining cafeterias are expiring and could not be renewed.

     General and Administrative Expenses. General and administrative expenses as a percentage of net sales increased 0.1% but decreased in absolute dollars by $81,000.

     Interest Expense. Interest expense increased $775,000 as a result of a higher interest rate on our existing credit facility, the effect of which was partially mitigated by lower debt levels in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000. Amortization of financing costs included in interest expense in fiscal 2001 and fiscal 2000 was $332,000 and $36,000, respectively.

YEAR ENDED JUNE 30, 2000 COMPARED TO YEAR ENDED JUNE 30, 1999

     Net Sales. Total net sales for the year ended June 30, 2000 were $450.3 million, a 9.2% reduction from 1999 net sales of $495.7 million. Included in net sales for 1999 was $17.7 million realized from the Ralph & Kacoo's seafood restaurants, which were sold on March 30, 1999. The $27.7 million decline in cafeteria net sales was due to a $3.9 million decrease relating to fewer cafeterias in operation and a decline of $23.8 million in same-store sales. The following table reconciles total cafeteria sales to same-store cafeteria sales (cafeterias that were open for 12 full months in both periods) for the years ended June 30, 1999 and 2000:

                                                        YEAR ENDED JUNE 30,
                                          ------------------------------------------------
                                                   1999                      2000
                                          ----------------------    ----------------------    SALES
                                           SALES      CAFETERIAS     SALES      CAFETERIAS    CHANGE
                                          --------    ----------    --------    ----------    ------
                                                             (SALES IN THOUSANDS)
Total cafeteria sales...................  $478,013       270        $450,276       260         (5.8)%
Less sales relating to:
  Cafeterias opened in 2000.............        --        --           9,709         6
  Cafeterias opened in 1999.............        --        --              --        --
  Cafeterias closed in 2000.............     8,321        18           3,570        18
  Cafeterias closed in 1999.............     8,868        16              --        --
                                          --------       ---        --------       ---
Net same-store cafeteria sales..........  $460,824       236        $436,997       236         (5.2)%
                                          ========       ===        ========       ===

                             ---------------------

     The net decrease in same-store sales of $23.8 million, or 5.2%, reflects a decline in same-store customer traffic of 6.6%, which was partially offset by a check average increase of 1.5%. The check average increase resulted from various price increases implemented at certain cafeterias since June 30, 1999.

     Approximately 73% of the decline in same-store sales was attributable to the Morrison cafeterias. During fiscal 1999 and 2000, we were focused on the integration of the Morrison cafeterias. The cafeteria closing and conversion phases of this integration process were completed by the end of the first quarter of fiscal 2000. The next phase of our integration plan was improving same-store sales, and during the balance of fiscal 2000, the Company tested several sales-building initiatives at 16 cafeteria locations in order to attract and retain new customers and to increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. The neighborhood marketing strategies include various customer coupons and discounted meal alternatives to attract new customers. September 2000 was the first full month of the neighborhood marketing initiatives.

     It is possible that additional declines in same-store sales at individual cafeterias could result in the closing of such cafeterias or additional non-cash charges, including impairment of goodwill, under SFAS 121. As of June 30, 2000 no impairment adjustments for Morrison-related goodwill were necessary.

     The following table illustrates cost of sales, other operating expenses, general and administrative expenses and other expenses as a percentage of net sales for the comparative periods, net of the Ralph & Kacoo's operations in fiscal 1999 results.

                                                                YEAR ENDED JUNE 30,
                                                              ------------------------
                                                              1999     2000     CHANGE
                                                              -----    -----    ------
Cost of sales...............................................   60.2%    59.1%    (1.1)%
Other operating expenses....................................   34.6%    35.6%     1.0%
General and administrative expenses.........................    3.5%     3.4%    (0.1)%
Other expenses (income).....................................   (0.2)%   (0.3)%    0.1%

                             ---------------------

     Restaurant-Level Income. During fiscal 2000 and 1999, restaurant-level income (net sales less cost of sales and other operating expenses) was $23.7 million, or 5.3% of net sales, and $26.9 million, or 5.4% of net sales, respectively. Excluding the operations of Ralph & Kacoo's seafood restaurants, restaurant-level income was $24.7 million, or 5.2% of net sales, in fiscal 1999.

     Cost of Sales. Cost of sales as a percentage of net sales declined 1.1%. That decline is a combination of a 0.9% decrease in food costs as a percentage of net sales and a 0.2% decrease in labor costs as a percentage of net sales. Food costs as a percentage of net sales improved primarily because food cost efficiency experienced in Morrison cafeterias began to more closely match the operations of Piccadilly cafeterias.

     Improvement in labor costs, as a percentage of net sales, was due principally to our beginning to realize labor efficiencies at Morrison cafeterias in the second quarter of 2000, as well as a substantially lower level of labor costs associated with the conversion of Morrison cafeterias to Piccadilly-style cafeterias, with only 13 cafeterias being converted in fiscal 2000 compared to 99 conversions in fiscal 1999.

     Factors that offset the labor costs improvements as a percentage of sales include labor costs associated with the opening of five new cafeterias in fiscal 2000. No new cafeterias were opened in fiscal 1999.

     Other operating expenses. Other operating expenses (net of Ralph & Kacoo's related expenses in fiscal 1999) decreased $4.9 million, but increased 1.0% as a percentage of net sales. The net movement in other operating expenses was the result of several factors. First, other operating expenses in fiscal 1999 included costs relating to 99 Morrison Conversions (at a cost of approximately $40,000 per cafeteria) compared to 13 Morrison Conversions in fiscal 2000. Other operating expenses increased as a percentage of net sales due primarily to the generally fixed nature of these expenses relative to the decline in net sales.

     General and administrative expenses. General and administrative expenses (net of Ralph & Kacoo's related expenses in fiscal 1999) as a percentage of net sales decreased 0.1% and decreased in absolute dollars by $1.7 million. Transitional costs were incurred in fiscal 1999 that related to the integration of the Morrison and Piccadilly reporting systems. Additionally, fiscal 1999 costs include certain Morrison costs that were eliminated.

     Interest expense. Interest expense increased $0.9 million as a result of a higher interest rate on our existing credit facility, the effect of which was partially mitigated by lower debt levels in fiscal 2000 compared to fiscal 1999. Amortization of financing costs included in interest expense in fiscal 2000 and fiscal 1999 was $0.8 million and $0.1 million, respectively.

     Other income. Other income in fiscal 2000 included income of $0.6 million from the Company's receipt of stock in a whole life insurance company which had converted to a stock company from a mutual company, and through which we own whole life insurance policies. Fiscal 1999 other income included a $0.5 million gain from the sale of a catering facility.

     Income taxes. Our fiscal 2000 income tax expense was reduced by $786,000 for the reversal of taxes over-accrued in prior years that primarily relates to minimum tax credits generated on the carryback in fiscal 2000 of the fiscal 1999 tax net operating loss to prior years and the review of the results of IRS examinations for prior years. At June 30, 2000, the Company had net operating loss carryforwards of $26.2 million and general business tax credit carryforwards of $1.0 million. See Note 5 of the Notes to Consolidated Financial Statements included elsewhere herein. At June 30, 2000, the Company provided no valuation allowance for deferred tax assets. Management believes that the deferred tax assets at June 30, 2000 are realizable through future reversals of existing taxable temporary differences, and, if necessary, the implementation of tax planning strategies. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not being able to complete tax planning strategies, such as sale-leaseback transactions. This factor has been considered in determining the valuation allowance.

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

     Net sales. Net sales for fiscal 1999 increased $160.3 million, or 47.8%, from fiscal 1998. Cafeteria net sales increased $168.2 million. The increase in cafeteria net sales is the net result of the Morrison Acquisition, customer traffic changes, new cafeteria openings and cafeteria closings.

     The following table reconciles total cafeteria sales to same-store cafeteria sales (cafeterias that were open for 12 full months in both periods) for the fiscal years ended June 30, 1998 and 1999:

                                                          YEAR ENDED JUNE 30,
                                             ----------------------------------------------
                                                     1998                     1999
                                             ---------------------    ---------------------   SALES
                                              SALES     CAFETERIAS     SALES     CAFETERIAS   CHANGE
                                             --------   ----------    --------   ----------   ------
                                                              (SALES IN THOUSANDS)
Total cafeteria sales......................  $309,798      275(1)     $478,013      267        54.3%
Less sales related to:
  Cafeterias opened in 1999................        --       --              --       --
  Cafeterias opened in 1998................     2,382        6           6,657        6
  Cafeterias closed in 1999................     6,163        6           4,273        6
  Cafeterias closed in 1998................     3,993        3              --       --
  Morrison Acquisition.....................    21,285      136(1)      198,379      131
                                             --------      ---        --------      ---
Net same-store cafeteria sales.............  $275,975      124        $268,704      124        (2.6)%
                                             ========      ===        ========      ===

---------------

(1) Includes approximately one month of sales for cafeterias acquired in the Morrison Acquisition.
                             ---------------------

     The decrease in same-store sales of 2.6% was the net result of a 3.5% decline in customer traffic and a 1.2% increase in check average. We made no significant price changes during fiscal 1999.

     Sales relating to the Morrison Acquisition accounted for $177.1 million of the overall net sales increase. The fiscal 1998 results included only the sales from May 28, 1998 (the effective date of the Morrison Acquisition) to June 30, 1998.

     Ralph & Kacoo's restaurant sales decreased $7.9 million. The decrease resulted from Ralph & Kacoo's only being included in operating results for the first three quarters of fiscal 1999 as these operations were sold on March 30, 1999. See Note 3 of the Notes to Consolidated Financial Statements included elsewhere herein for further discussion.

     Beginning in the third quarter of fiscal 1999, we accelerated the Morrison Conversions, which had a significant impact on the operating results for those cafeterias. 71 cafeterias were converted in the third and fourth quarters of fiscal 1999, compared to 28 conversions in the first two quarters of fiscal 1999. Expenses associated with each conversion averaged approximately $40,000 for training team labor, new uniforms and supplies. Additional costs amounting to approximately $25,000 per cafeteria, primarily for signage, were capitalized.

     The operating efficiency of a converted cafeteria was impacted by the conversion process. Food and labor costs are initially higher in cafeterias for periods subsequent to the conversion to ensure that high quality food and excellent dining room service are provided to our customers.

     Restaurant-level income. During fiscal 1999 and 1998, restaurant-level income (net sales less cost of sales and other operating expenses) was $26.9 million, or 5.4% of net sales, and $30.8 million, or 9.2% of net sales, respectively. Food costs as a percentage of net sales increased 0.6% due to the Morrison Acquisition. Food costs as a percentage of sales for Morrison cafeterias were higher than for Piccadilly cafeterias. Labor costs increased 1.5% reflecting higher hourly wage rates, an increase in the average number of managers employed at the Morrison cafeterias, and the Morrison Conversions. Other operating expenses as a percentage of net sales increased 1.6% due to the Morrison Conversions and a higher ratio of leased cafeterias to total cafeterias resulting from the Morrison Acquisition.

     Provision for unit impairments and closings. During the fourth quarter of fiscal 1999, we recorded a $1.4 million charge for the lease related costs of operating cafeterias for which closure decisions were made. See further discussion in Notes 2 and 4 of the Notes to Consolidated Financial Statements included elsewhere herein.

     General and administrative expenses. General and administrative expenses as a percentage of net sales decreased in fiscal 1999 from 3.8% to 3.4% reflecting the leveraging effect of the Morrison Acquisition on corporate overhead.

     Interest expense. Interest expense increased $3.7 million in fiscal 1999 reflecting the increased debt levels associated with the Morrison Acquisition.

     Income taxes. Our effective income tax rate for fiscal 1999 was impacted by the non-deductibility of goodwill amortization, resulting in a higher rate than in the prior year. Excluding the tax benefit from the Ralph & Kacoo's sale, the Company's effective tax rate would have been 43.6% for fiscal 1999 compared to 37.1% in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Original Offerings, we had a $90.0 million credit facility with a syndicated group of banks maturing on June 22, 2001 (the "Old Credit Facility"). The Old Credit Facility was secured by a first priority lien on substantially all of our current and future assets. Under the Old Credit Facility, the Board could only declare a dividend to the extent of the Company's net income for the prior fiscal quarter. Accordingly, the Company's ability to declare dividends in compliance with the terms of the Old Credit Facility was determined by its operating performance.

     On February 7, 2000, the Board elected to suspend our regular quarterly dividend of $0.12 per share. The suspension of the dividend saves approximately $1.3 million per quarter. The Board concluded that until the Company had demonstrated a sustained operating performance that would support a dividend that could be safely maintained, suspension of the dividend was the prudent course of action.

     The balance outstanding under the Old Credit Facility was classified as current at September 30, 2000 because the facility was to mature on June 22, 2001. At September 30, 2000, approximately $7.5 million was available under the Old Credit Facility. The Company replaced the Old Credit Facility with the Notes, the Term Loan Credit Facility and the new Senior Credit Facility. As of December 21, 2000, approximately $12 million of the new Senior Credit Facility was used to support commercial letters of credit, with the remaining approximately $13 million available for borrowing. See "Description of Senior Credit Facility."

     In fiscal 2000, we made $3.8 million of maintenance capital expenditures. In fiscal 2001, we expect to make approximately $6 million of maintenance capital expenditures. No new cafeterias are scheduled to open in fiscal 2001. The Indenture contains certain restrictions on our ability to make capital expenditures.

     Management believes that its cash from operations together with the proceeds from the Original Offerings, the Term Loan Credit Facility and new Senior Credit Facility will be sufficient to provide for the Company's operational needs for the foreseeable future.

                                    BUSINESS

OVERVIEW

     Piccadilly Cafeterias, Inc., founded in 1944, is the largest cafeteria chain in the United States with 236 cafeterias in 16 states. We are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. We serve a diverse and extremely loyal customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. Our patrons enjoy a wide selection of convenient, healthy, freshly prepared "home cooked" meals at value-oriented prices for lunch and dinner. We have generated consistent EBITDA over the past five years, with our EBITDA increasing from $24.0 million in fiscal 1996 to $27.9 million in the twelve months ended September 30, 2000. After giving effect to the Original Offerings and the incurrence of indebtedness under our Term Loan Credit Facility, our Total debt-to-EBITDA ratio at September 30, 2000 was 2.9x and our EBITDA-to-Interest ratio for the twelve months ended September 30, 2000 was 2.9x.

     We expect to achieve significant annual cost savings through outsourcing certain food preparation activities and expanding our centralized purchasing. We have successfully implemented outsourcing at 54 of our cafeterias and we intend to roll out this program to our remaining cafeterias during the next two years. We expect this program will result in approximately $2.5 million of cost savings for fiscal 2001. When our outsourcing program is fully implemented, we expect to reduce annual operating expenses by approximately $8 to $10 million. We also expect to save approximately $3 million of annual operating expenses by expanding our centralized purchasing program to include certain food items, such as poultry, that are currently being purchased by the individual cafeteria managers.

     In addition, we expect to generate significant incremental EBITDA through our acquisition of 142 Morrison cafeterias. Although Morrison cafeterias were experiencing declines in same-store sales prior to the acquisition, we acquired the Morrison cafeterias in May 1998 as a long-term growth strategy. Specifically, the acquisition more than doubled Piccadilly's size, eliminated a major competitor and provided significant upside potential through the improvement of the Morrison operations. We have addressed the declining trends in same-store sales at the Morrison cafeterias during fiscal 1999 and 2000 by
(i) closing 27 unprofitable cafeterias, (ii) converting 112 Morrison cafeterias to Piccadilly-style cafeterias and (iii) implementing new marketing programs.

     As used herein, EBITDA is net income before provision for income taxes, gain from sale of Ralph & Kacoo's, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

BUSINESS STRENGTHS

     Dominant Market Share in Core Markets. We are the largest cafeteria chain in the United States with 236 cafeterias, and we are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. The next largest cafeteria chain in these regions operates 32 cafeterias. Although the family dining industry is very competitive and has grown significantly through the introduction of new restaurant concepts and new restaurant openings, the cafeteria segment had few new entrants. In addition, the existing major cafeteria chains have generally focused on their existing regional markets. As a result, we have experienced limited competition in our markets for customers seeking a cafeteria-style dining experience.

     Diverse and Extremely Loyal Customer Base. We have developed substantial brand equity and customer loyalty during our 56-year operating history. In addition, we have developed a diverse customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. We believe cafeteria dining meets changing lifestyle needs by providing convenient, healthy, freshly prepared and reasonably-priced meals that combine the ease of fast food with the quality of home cooking. We attribute our broad market appeal and customer loyalty to the consistent quality of our meals, our varying menu selection, convenient cafeteria format, value pricing and well-recognized brand name.

     High Quality Food Offering. Our food quality, service and atmosphere were all voted #1 among cafeterias and buffet-style chains by consumers in Restaurants and Institutions' "Choice in Chains" 2000 survey. All of our cafeterias offer a wide variety of quality, reasonably-priced meals. Our standard menu offering includes soups, salads, seafood, meat, chicken, vegetables, breads, desserts and beverages. Each of our cafeteria managers has the ability to vary their menu to include local and seasonal favorites from our extensive proprietary recipe files. Our typical cafeteria lines offer a wide food selection including up to 18 entrees, 2 soups, 20 salads, 18 vegetables, 7 breads and 22 desserts. Customers make their meal selections by combining these items according to their individual preferences.

     Solid Market Position. Since 1990, eating places revenues have increased at a compound annual growth rate of 5.0% per year to $241.1 billion in 1999. This increase was initially accompanied by the introduction of a significant number of new restaurant concepts and rapid new-restaurant expansion. As a result, the restaurant market has become oversaturated and recently the pace of new-restaurant openings has slowed. Many restaurant chains are now focused on improving sales and profitability at their existing restaurants. During this highly competitive period, we have sustained our operations and maintained a consistent level of EBITDA. Furthermore, with our 236 cafeterias we are well positioned to increase our sales in the current environment of slower new-restaurant growth and continued increases in consumer demand for restaurant dining.

     Proven Management with Significant Equity Stake. Our executive officers average over 22 years of experience at Piccadilly. In addition, our district and cafeteria managers have an average of 23 and 17 years of experience at Piccadilly, respectively. As a result, our management team is extremely familiar with our existing markets and customer base. Mr. Ronald A. LaBorde, our Chief Executive Officer, has served us for over 18 years, and has been our chief executive officer since 1995. Our management team currently beneficially owns approximately 7.4% of the outstanding shares of our Company, including shares subject to exercisable options, and our founders and their beneficiaries beneficially own approximately 19.2% of the outstanding shares of our Company.

     Solid Credit Profile. After issuing the Notes and incurring indebtedness under the Term Loan Credit Facility, we have a strong balance sheet. If the Notes had been issued and such indebtedness incurred at September 30, 2000, our ratio of Total debt-to-Total capitalization would have been 51.0% and our Total debt-to-EBITDA ratio would have been 2.9x at September 30, 2000. If the Notes had been issued and such indebtedness incurred on October 1, 1999, our EBITDA-to-Interest ratio would have been 2.9x for the twelve months ended September 30, 2000. In addition, as of September 30, 2000 our ratio of Net property, plant and equipment-to-Total debt would have been 2.0x.

BUSINESS STRATEGY

     Capitalize on the Morrison Acquisition. In May 1998, Piccadilly acquired 142 Morrison cafeterias, at that time the largest cafeteria chain in the Southeastern and Mid-Atlantic regions of the United States. While the Morrison cafeteria operations had been experiencing declining operations for two years prior to the acquisition, we believed that the acquisition would ultimately be accretive to our operations. Specifically, the acquisition allowed us to eliminate our only major competitor in our markets, more than double the size of our operations, enhance purchasing power, eliminate redundant costs and potentially increase sales at Morrison cafeterias to Piccadilly levels. In fiscal 2000, the Morrison cafeterias contributed only $0.9 million of EBITDA. During that same time period, Morrison cafeterias on average generated only $1.6 million of sales per cafeteria compared to $2.2 million of sales at our traditional Piccadilly cafeterias. We believe that we can substantially increase Morrison EBITDA based on our experience with the traditional Piccadilly cafeterias.

     Implement Sales-Building Initiatives. In fiscal 2000, same-store sales declined by 5.2%. Approximately 73% of the decline in same-store sales was attributable to the Morrison cafeterias. During fiscal 1999 and 2000, we were focused on the integration of the Morrison cafeterias. Specifically, during fiscal 1999 and the first quarter of fiscal 2000, we closed 27 unprofitable Morrison cafeterias and converted 112 Morrison cafeterias to Piccadilly-style cafeterias. During the balance of fiscal 2000, we tested several sales-building initiatives at 16 cafeteria locations in order to attract and retain new customers and to increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. These initiatives have been well received by our customers. Due to favorable results at the test cafeterias, we implemented these initiatives on a Company-wide basis in September 2000. Certain of these strategies, including customer coupons and discounted meal alternatives, designed to attract new customers, are expected to have a negative impact on margins during the second quarter of fiscal 2001.

     Implement Outsourcing Program. We have historically prepared almost all of our meals from scratch at each cafeteria location. We have initiated an outsourcing program at 54 of our cafeterias, in which outside vendors prepare and provide selected components of our recipes. For example, the cafeterias will receive certain pre-cut vegetables for salads and entrees, pre-mixed ingredients for certain desserts and side items based on our proprietary recipes and pre-mixed dough for selected bakery products. The outsourcing program has been implemented carefully in order to maintain consistently high levels of food freshness and quality. Based on our experience at these 54 cafeterias, we expect to reduce annual operating expenses by between approximately $8 and $10 million when the outsourcing program is fully implemented. These savings are the result of significantly reduced kitchen labor hours. We intend to roll out the outsourcing program to our remaining cafeterias over the next two years. We expect to achieve $2.5 million of cost savings in fiscal 2001 from our outsourcing program.

     Expand Centralized Purchasing Program. Currently, the managers at each of our cafeterias have purchasing responsibility for approximately one-third of the food ingredients used in the meals we serve. We implemented a new program in September 2000 that eliminated over 100 poultry suppliers by centralizing the purchasing function for poultry. Over the next 12 months, we expect to centralize the purchasing of other food items. Through centralized purchasing, we expect to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings ($1.5 million in fiscal 2001 from poultry alone). In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

CAFETERIA OPERATIONS

STORE DESIGN AND LAYOUT

     Our traditional cafeterias average approximately 10,000 square feet in size and seat approximately 350 customers. During 1997, the Company completed the design of a different cafeteria model, which has approximately 7,500 square feet and seats between 165 to 200 customers. This smaller cafeteria allows the Company to access a broader range of markets at a lower investment cost. As of September 30, 2000, we have opened 10 new cafeterias utilizing this new design and format.

MENU

     Food Items. Our food quality, service and atmosphere were all voted #1 among cafeterias and buffet-style chains by consumers in Restaurants and Institutions' "Choice in Chains" 2000 survey. All of our cafeterias offer a wide variety of quality, reasonably-priced meals. Our standard menu offering includes soups, salads, seafood, meat, chicken, vegetables, breads, desserts and beverages. Each of our cafeteria managers has the ability to vary their menu to include local and seasonal favorites from our extensive proprietary recipe files. Our typical cafeteria lines offer a wide food selection including up to 18 entrees, 2 soups, 20 salads, 18 vegetables, 7 breads and 22 desserts. Customers make their meal selections by combining these items according to their individual preferences.

     Pricing. Historically, we have sold most meals as "bundled" meals that included side items and beverages, although customers have also been able to purchase meals on an a la carte basis. We continuously evaluate our meal pricing structure to assure that we deliver value-oriented meals to our customers. As part of that process, during fiscal 2000, we experimented with alternative bundled meal pricing programs. The most recent version of this program was successfully tested at 10% of our cafeterias through August 2000. This program provides a progression of price-points from approximately $5 to $9 per meal. Each meal includes an entree, two side orders, and a bread selection. For example, popular items like southern fried chicken, fried catfish, and chopped beef are available at the $5 price point while other more expensive items such as steaks, our popular crawfish etouffee and other seafood dishes are available at the $8 and $9 price points. Although the program attempts to focus the customer on the value received in a bundled meal, customers may still purchase items on an a la carte basis. Since implementation of this program, customer response has been positive and check averages have remained constant. We intend to continue to phase in this new program at our other cafeteria locations, while continuing to gather customer feedback and analyzing sales information.

MARKETING AND ADVERTISING

     In fiscal 1999 and 2000, our advertising spending has been approximately $6 to $7 million per year and has focused primarily on television and radio spots and some direct marketing. We believe that the majority of our sales come from customers living or working within three to five miles of our cafeterias. In order to better reach our target population, we intend to maintain our advertising budget at historical levels while altering the emphasis of our spending. As a result, in August 2000 we adopted new sales-building initiatives that consist primarily of the following:

     Neighborhood marketing. This program focuses on direct mailings and newspaper inserts, seeking to increase customer traffic by increasing local awareness of our cafeterias, and may include purchase discounts and coupons.

     Employee contests. We hold regular sales contests among our managers and employees at all of our cafeteria locations to enhance morale and improve cafeteria sales. We believe these contests have the added benefit of improving productivity and efficiency in our cafeteria operations as well.

     Selective broadcast marketing. We intend to selectively use some television and radio advertising in our markets where we have a significant concentration of cafeterias and where the potential exists for significant increases in customer traffic as a result of these advertisements.

     Dining experience. In addition to our general advertising, we believe that providing our patrons with a pleasant and enjoyable dining experience will result in return visits and word-of-mouth advertising. We recently initiated an employee training program emphasizing a clean environment, customer hospitality, and quality food.

MEAL PREPARATION

     Under our new outsourcing program, outside vendors have begun to prepare and provide selected components of our recipes. For example, the cafeterias will receive certain pre-cut vegetables for salads and entrees, pre-mixed ingredients for certain desserts and side items based on our proprietary recipes and pre-mixed dough for selected bakery products. Suppliers are responsible for many of the mixing and cooking duties associated with meal preparation and for delivering purchased items to our distributor. The outsourcing program has been implemented carefully in order to maintain consistently high levels of food freshness and quality. We expect that our new outsourcing program will significantly reduce our operating expenses, primarily as a result of significantly reduced kitchen labor costs, as well as reducing food spoilage and waste and capital expenditures for kitchen equipment. We initially tested this program at 14 cafeterias where we saved approximately $34,000 of operating expenses per month. We have recently implemented this program at 40 additional cafeterias and intend to roll out this program to our remaining cafeterias during the next two years. We expect this program will result in approximately $2.5 million of cost savings for fiscal 2001. When fully implemented, we expect to reduce annual operating expenses by between approximately $8 and $10 million through this outsourcing program.

PURCHASING AND DISTRIBUTION

     Historically, purchasing decisions for approximately one-third of the food ingredients used in the meals served at our cafeterias was under the control of the cafeteria managers, each of whom has the freedom to negotiate with local or regional suppliers for that particular cafeteria, subject to meeting quality specifications. We implemented a new program in September 2000 that eliminated over 100 poultry suppliers by centralizing the purchasing function for poultry. Over the next 12 months, we expect to centralize the purchasing of other food items. Through centralized purchasing, we expect to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings ($1.5 million in fiscal 2001 from poultry alone). In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

     We currently obtain approximately two-thirds of all of our food orders through one distributor located in Baton Rouge, Louisiana. The remaining food items are purchased from local suppliers and delivered directly to our cafeterias. With the implementation of centralized food purchasing and our increasing reliance on outsourcing of some food preparation, we may increase our shipments through this distributor and, if necessary, use additional national or regional distributors. We believe that there are numerous other distributors available to process our shipments should these distributors be unable to meet our distribution needs.

EMPLOYEES

     As of September 30, 2000, we had approximately 11,100 employees, of whom all but about 100 corporate headquarters employees worked at Piccadilly's 236 cafeterias. On average, each cafeteria operates with three to four managers and assistant managers and employs 50 to 60 employees. Most cafeteria employees are paid on an hourly basis, except cafeteria managers. Our employees are not unionized. We have never experienced any significant work stoppages and believe that our employee relations are good.

     Wages we pay our employees have increased in recent years due to the expanding economy, a tight labor market and increases in the federally mandated minimum wage. In mid-1999 we adopted a "tip-credit wage" program designed to offset wage increases for dining room personnel. Under this program, dining room employees are increasingly dependent on customer tips for a significant portion of their hourly compensation, instead of wages paid by us. This program has helped reduce our labor costs as a percent of net sales. Historically we have been able to offset wage cost increases through increased efficiencies in operations and, as necessary, through retail price increases although there can be no assurance that we will continue to be able to do so in the future.

COMPETITION

     The food service industry is highly competitive and affected by external changes such as economic conditions, disposable income, consumer tastes, and changing population and demographics. Competitive factors include: food quality, variety and price; customer service; location; the number and proximity of competitors; decor; and public reputation. We consider our principal competitors to be other cafeterias, family dining venues, and fast-food operations. Like other food service operations, we follow changes in both consumer preferences for food and habits in patronizing eating establishments.

PROPERTIES

     All of our cafeterias are located in urban and suburban areas, in a variety of strip shopping centers and malls, and free-standing buildings. We lease all of the cafeterias located in strip shopping centers and malls. Of the 94 cafeterias located in free-standing buildings, we own the building and land for 32 of the cafeterias, and the remainder are operated in Company-owned buildings located on leased land. Leases provide for monthly rentals, typically computed on the basis of a fixed amount plus a percentage of sales. Our cafeteria locations by state are as follows:

STATE                                                        CAFETERIAS
-----                                                        ----------
Florida....................................................      55
Georgia....................................................      39
Louisiana..................................................      33
Alabama....................................................      21
Tennessee..................................................      18
Virginia...................................................      16
Texas......................................................      14
Mississippi................................................      12
South Carolina.............................................       8
Kentucky...................................................       5
North Carolina.............................................       5
Maryland...................................................       3
Missouri...................................................       3
Oklahoma...................................................       2
Kansas.....................................................       1
West Virginia..............................................       1
                                                                ---
          Total............................................     236(1)
                                                                ===

---------------
(1) Includes nine quick service cafeterias in mall foodcourts.
                             ---------------------

     Piccadilly's corporate headquarters occupy approximately two-thirds of a Company-owned 45,000 square foot office building completed in 1974 and located on a Company-owned tract comprising approximately five acres in Baton Rouge, Louisiana. The remainder of the building is leased to commercial tenants.

TRADEMARKS AND TRADENAMES

     Our cafeterias operate principally under the Piccadilly Cafeterias name and service mark, which is registered with the United States Patent and Trademark Office for a term presently expiring in January 2009. Registered service marks may continually be renewed for 10 year periods. We also have a proprietary interest in many of our recipes. We regard our service marks and trademarks as having significant value and being an important factor in the development of the Piccadilly concept. Our policy is to pursue and maintain registration of our service marks and trademarks whenever possible and to oppose vigorously any infringement or dilution of our service marks and trademarks.

REGULATORY MATTERS

     Each of the cafeterias operated by the Company is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which such cafeterias are located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on the Company and its results of operations.

     The Company also is subject to laws and regulations governing its relationships with employees, including minimum wage requirements, overtime, reporting of tip income, work and safety conditions and regulations governing employment. Because a significant number of the Company's employees are paid at rates tied to the federal minimum wage, an increase in the minimum wage would increase the Company's labor costs. An increase in the minimum wage rate or employee benefits costs could have a material adverse effect on the Company and its results of operations.

     The Company's operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company is not aware of any material environmental conditions that require remediation by the Company under federal, state or local law at its properties, the Company has not conducted a comprehensive environmental review of its properties or operations and no assurance can be given that the Company has identified all of the potential environmental liabilities at its properties or that such liabilities would not have a material adverse effect on the financial condition of the Company.

     Additionally, the Company's operations are regulated pursuant to state and local sanitation and public health laws. Operating cafeterias utilize electricity and natural gas, which are subject to various federal and state regulations concerning the allocation of energy. The Company's operating costs have been and will continue to be affected by increases in the cost of energy.

LEGAL PROCEEDINGS

     We are not a party to and do not have any property that is the subject of any legal proceedings, pending or, to our knowledge, threatened, other than ordinary routine litigation incidental to our business and proceedings which are not material or as to which we believe we have adequate insurance.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information with respect to the directors and executive officers of the Company.

NAME                                        AGE                        POSITION
----                                        ---                        --------
Ronald A. LaBorde.........................  44    Chairman of the Board, President and Chief
                                                  Executive Officer
Joseph S. Polito..........................  58    Executive Vice President and Director of Operations
Mark L. Mestayer..........................  42    Executive Vice President and Chief Financial
                                                  Officer
Norman C. Francis.........................  69    Director
Dale E. Redman............................  52    Director
Robert P. Guyton..........................  63    Director
Christel C. Slaughter.....................  44    Director
C. Ray Smith..............................  65    Director
James F. White, Jr. ......................  60    Director
Joseph H. "Jay" Campbell, Jr..............  48    Director

     The following information summarizes the business experience of each director and executive officer of the Company for at least the past five years.

     Ronald A. LaBorde, age 44, has been the President and Chief Executive Officer of the Company since July 1995 and has been Chairman of the Board since November 6, 2000. From January 1992 to June 1995 he was Executive Vice President, Treasurer and Chief Financial Officer. Mr. LaBorde joined the Company in July 1982 as Assistant Controller, and until January 1992 served in various capacities including Controller and Secretary. Mr. LaBorde is a director of Amedisys, Inc.

     Joseph S. Polito, age 58, has been the Executive Vice President and General Manager of the Company since August 1995. From September 1992 to August 1995, he was Executive Vice President and Director of Training. Mr. Polito joined the Company in April 1964 and served in various capacities including store manager and District Manager until October 1992.

     Mark L. Mestayer, age 42, was appointed Executive Vice President and Chief Financial Officer in September 1999. From July 1996 to September 1999, he was Executive Vice President, Secretary and Director of Finance, and from May 1992 to July 1996, he was Executive Vice President, Secretary and Controller. Mr. Mestayer joined the Company in November 1988 as Controller of Ralph & Kacoo's. Prior to November 1988, he was employed for nine years with the accounting firm of Ernst & Whinney.

     Norman C. Francis, age 69, has been a director since 1995. Dr. Francis is the President of Xavier University of Louisiana and a director of Entergy Corporation.

     Dale E. Redman, age 52, has been a director since 1995. Mr. Redman is a managing director of Windward Capital and a director of United Companies Financial Corporation. From 1988 to 1998, he was the Executive Vice President and Chief Financial Officer of United Companies Financial Corporation. On March 1, 1999, United Companies Financial Corporation, a Baton Rouge financial institution, filed for protection under Chapter 11 of the Bankruptcy Code.

     Robert P. Guyton, age 63, has been a director since 1996. Mr. Guyton is a financial consultant, having previously been a Vice President and financial consultant for Raymond James & Associates, Inc. from 1993 to 1996. From 1981 to 1991, Mr. Guyton was President and Chief Executive Officer of BankSouth Corporation. Mr. Guyton is a director of ChemFirst Corporation.

     Christel C. Slaughter, age 44, has been a director since 1996. Ms. Slaughter is the co-owner of, and management consultant with, Slaughter & Associates, SSA Consultants, Inc. Since 1979, Ms. Slaughter has been an active lecturer and consultant for both governmental and private entities.

     C. Ray Smith, age 65, has been a director since 1992. Dr. Smith is the Tipton R. Snaveley Professor of Business Administration at the Darden Graduate School of Business Administration, University of Virginia and the Executive Director of the Darden School Foundation.

     James F. White, Jr., age 60, was elected a director on November 6, 2000. Mr. White has served as of counsel to the law firm of Shumaker, Loop & Kendrick, Toledo, Ohio since January 1, 1996. He previously served in various executive positions and as a director of Checkers Drive-In Restaurants, Inc. from January 1993 through December 1995, including serving as Chief Executive Officer from August 1, 1994 through August 31, 1995.

     Joseph H. "Jay" Campbell, Jr., age 48, was elected a director on November 6, 2000. Mr. Campbell has been President and Chief Executive Officer of Associated Grocers, Inc. since February 1, 1995. Associate Grocers, Inc. is a private, retailer-owned corporation that serves independent retail grocers in four states by providing grocery products and retail and technological services.

     Following the closing of the Original Offerings, the Initial Purchaser has the right to appoint an advisory director, and under certain circumstances, a full voting member, to the Company's Board.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation of the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers. For the purpose of this and the following tables and discussion concerning executive compensation, such executive officers shall be referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    -------------
                                             ANNUAL COMPENSATION     SECURITIES
                                             --------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR    SALARY      BONUS     OPTIONS/SARS    COMPENSATION(1)
---------------------------           ----   ---------   --------   -------------   ---------------
Ronald A. LaBorde
  Chairman, President and Chief
     Executive Officer..............  2000   $325,026    $    --            --           $800
                                      1999    309,377         --            --            800
                                      1998    274,976     67,626       250,000            800
Joseph S. Polito
  Executive Vice President and
     General Manager................  2000    194,960         --            --            800
                                      1999    171,368         --         7,500            800
                                      1998    141,968     28,782        22,500            800
Mark L. Mestayer
  Executive Vice President and Chief
     Financial Officer..............  2000    153,584         --        12,000            800
                                      1999    110,561      7,500         3,500            800
                                      1998     95,472     21,774        24,500            800

---------------
(1) Represents amounts paid by the Company for insurance premiums for a group policy which afforded term life insurance and long-term disability insurance for all officers and for a group accidental death policy which afforded coverage for all executive officers.
                             ---------------------

     The following table sets forth information with respect to the Named Executive Officers concerning options granted during the fiscal year ended June 30, 2000.

                       OPTION GRANTS IN FISCAL YEAR 2000

                                             INDIVIDUAL GRANTS
                        -----------------------------------------------------------      POTENTIAL REALIZABLE
                                          PERCENT OF                                   VALUE AT ASSUMED ANNUAL
                          NUMBER OF      TOTAL OPTIONS                                   RATES OF STOCK PRICE
                         SECURITIES       GRANTED TO                                       APPRECIATION FOR
                         UNDERLYING        EMPLOYEES      EXERCISE OR                        OPTION TERM
                           OPTIONS         IN FISCAL      BASE PRICE     EXPIRATION    ------------------------
NAME                    GRANTED(#)(1)        YEAR           ($/SH)          DATE         5%($)         10%($)
----                    -------------    -------------    -----------    ----------    ----------    ----------
Mark L. Mestayer......     12,000             100%           $3.31        02/06/10       $24,980       $63,303

---------------
(1) All options granted vest in full on the date of grant.
                             ---------------------

     The following table sets forth information with respect to the Named Executive Officers concerning option and SAR exercises during the fiscal year ended June 30, 2000 and unexercised options and SARs held as of June 30, 2000.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                  FY-END OPTION/SAR VALUES AS OF JUNE 30, 2000

                                                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                         SHARES                         UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                       ACQUIRED ON                         OPTIONS 06/30/00                   AT 06/30/00
                        EXERCISE        VALUE       ------------------------------   ------------------------------
NAME                       (#)       REALIZED ($)   EXERCISABLE(1)   UNEXERCISABLE   EXERCISABLE(1)   UNEXERCISABLE
----                   -----------   ------------   --------------   -------------   --------------   -------------
Ronald A. LaBorde....       0             $0           132,500          117,500            $0              $0
Joseph S. Polito.....       0              0            46,000                0             0               0
Mark L. Mestayer.....       0              0            40,000                0             0               0

---------------
(1) All options were awarded at the fair market value of the underlying shares on the date of grant.
                             ---------------------

DIRECTOR COMPENSATION

     Each director who is not an officer of the Company receives, in addition to reimbursement of reasonable and necessary costs and expenses incurred, a retainer of $15,000 per year, a fee of $1,000 for each regular and special meeting of the Board that he or she attends, and $500 for each meeting of a committee of the Board that such director attends. The retainer is paid 50% in cash and 50% in the Company's Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee have been officers or employees of the Company or any of its subsidiaries. No executive officer of the Company served in the last fiscal year as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or on the Compensation Committee of the Company.

PENSION PLAN

     The Company maintains a defined benefit pension plan for its employees. Annual benefits payable on normal retirement at age 65 are equal to a participant's number of years of service multiplied by 1% of the participant's final average annual compensation, which is defined as the average annual remuneration paid for the five highest consecutive years of the 10 most recent years preceding retirement. Remuneration consists of a participant's total earnings during applicable periods, including bonuses. The Named Executive Officers have the following credited years of service under the plan: Mr. LaBorde -- 18; Mr. Polito -- 36; and Mr. Mestayer -- 11. Benefits are not subject to deductions for Social Security benefits or other offset amounts. The following table shows estimated annual benefits payable on retirement to persons in specified remuneration and years-of-service classifications:

                                            YEARS OF CREDIT SERVICE
FINAL AVERAGE            --------------------------------------------------------------
ANNUAL COMPENSATION        15         20         25         30         35         40
-------------------      -------    -------    -------    -------    -------    -------
$175,000                 $26,250    $35,000    $43,750    $52,500    $61,250    $70,000
 200,000                  30,000     40,000     50,000     60,000     70,000     80,000
 225,000                  33,750     45,000     56,260     67,500     78,750     90,000
 250,000                  37,500     50,000     62,500     75,000     87,500    100,000
 300,000                  37,500     50,000     62,500     75,000     87,500    100,000
 400,000                  37,500     50,000     62,500     75,000     87,500    100,000
 500,000                  37,500     50,000     62,500     75,000     87,500    100,000

---------------

     The amount of fiscal 2000 compensation from which benefits would be calculated is limited to $250,000 for Mr. LaBorde.
                             ---------------------

EMPLOYMENT, MANAGEMENT CONTINUITY AND RETIREMENT AGREEMENTS

     Each of the Named Executive Officers has entered into a management continuity agreement with the Company that provides benefits to the officer if the officer's employment is terminated other than because of disability, death, cause (as defined in the agreement) or by the officer for good reason (as defined in the agreement) within 36 months following a change of control (as defined in the agreement) of the Company. The benefits include a cash payment equal to one and one-half times the officer's base salary and bonus (with the exception of Mr. LaBorde for which the multiplier is two and one-half) and the vesting of all outstanding stock options, stock appreciation rights or other incentive awards.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by (i) each of the Named Executive Officers, (ii) each director of the Company, (iii) all of the Company's executive officers and directors as a group, (iv) all of the Company's officers and directors as a group, and (v) each person known to the Company to be a beneficial owner of more than 5% of the outstanding Common Stock, all as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") based on information furnished by such persons. Unless otherwise indicated, all information is presented as of August 15, 2000, and all shares indicated as beneficially owned are held with sole voting and investment power.

                                                              SHARES BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                                 OWNED           PERCENT OF CLASS
------------------------------------                          -------------------    ----------------
Ronald A. LaBorde...........................................          337,506(1)            3.2
Norman C. Francis...........................................            3,443            *
Dale E. Redman..............................................            3,888            *
Robert P. Guyton............................................            3,961            *
Christel C. Slaughter.......................................            2,888            *
C. Ray Smith................................................            3,285(2)         *
Joseph S. Polito............................................           66,696(3)         *
Mark L. Mestayer............................................           54,000(4)         *
James F. White, Jr. ........................................                0                 0
Joseph H. "Jay" Campbell, Jr. ..............................                0                 0
Julia H. R. Hamilton(5)
  2736 Windrush Way Baton Rouge, Louisiana 70809............        1,162,510(6)           11.1
O.Q. Quick(7)
  #26 Sugar Creek Place Waco, Texas 76712...................          855,102(8)            8.1
Dimensional Fund Advisors, Inc.(9)..........................          678,100               6.4
All directors and executive officers as a group (10
  persons)..................................................          475,667(10)           4.5
All directors and officers as a group (17 persons)..........          781,936(11)           7.4

---------------
  *  Less than 1%

 (1) Includes 89,716 shares held by Mr. LaBorde as trustee or co-trustee (together with Mr. O. Q. Quick) under several trusts. Also includes 207,500 shares that Mr. LaBorde has the right to acquire upon the exercise of presently exercisable options.

 (2) Includes 300 shares held by Mr. Smith's spouse.

 (3) Includes 60,000 shares that Mr. Polito has the right to acquire upon the exercise of presently exercisable options.

 (4) Represents shares that Mr. Mestayer has the right to acquire upon the exercise of presently exercisable options.

 (5) Ms. Hamilton is the daughter of the Company's founder, T. H. Hamilton, and she served on the Company's Board from 1977 to 1997, and continues to serve as an advisory director of the Company.

 (6) Includes 26,000 shares held Ms. Hamilton as trustee of a charitable trust.

 (7) Mr. Quick began his career with the Company in 1946 and served in various capacities for the Company including Chairman of the Board, a director and Chief Executive Officer until 1995.

 (8) Includes 751,002 shares held by Mr. Quick as trustee or co-trustee under several trusts, 30,000 shares held by Mr. Quick's spouse as trustee under several trusts, and 74,100 shares held beneficially and of record jointly with his spouse or individually by Mr. Quick or his spouse.

 (9) Based upon information included in Schedule 13G dated December 31, 1999 filed with the SEC by Dimensional Fund Advisors, Inc., an investment advisor to four investment companies, and an investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to herein as the "Funds." All securities reported here are owned by the Funds. The address of the Funds is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(10) Includes 341,500 shares that such persons have the right to acquire upon the exercise of presently exercisable options.

(11) Includes 587,762 shares that such persons have the right to acquire upon the exercise of presently exercisable options.

                          DESCRIPTION OF INDEBTEDNESS

THE SENIOR CREDIT FACILITY

     Concurrently with the Original Offerings, we entered into the new Senior Credit Facility with Hibernia National Bank, as administrative agent for the lenders thereunder. The Senior Credit Facility replaced the Old Credit Facility, which was scheduled to terminate on June 22, 2001. The following is a summary description of the principal terms of the Senior Credit Facility and is subject to, and qualified in its entirety by reference to, the definitive Senior Credit Facility, copies of which will be made available upon request.

     The Senior Credit Facility provides that at any one time, we may borrow up to $25 million. Borrowings under the Senior Credit Facility will be used by us to support letters of credit, to provide working capital and for other general corporate purposes. Approximately $12 million of the Senior Credit Facility was used to support commercial letters of credit. As a result, we had $13 million available for borrowing as of December 21, 2000. The Senior Credit Facility will terminate after three years (subject to one two-year extension option at our request and the approval of all the lenders under the Senior Credit Facility), at which time all amounts outstanding, together with any and all accrued interest thereon, will be due and payable.

     The Senior Credit Facility bears interest on a sliding scale based on our leverage ratio, which is defined as indebtedness less cash balances divided by EBITDA for the most recent four fiscal quarters. We will pay interest on outstanding amounts borrowed under the Senior Credit Facility, at our option, at either (i) the Citibank Prime Rate plus an applicable margin which ranges from 0.00% to 0.75% depending on our leverage ratio or (ii) the Eurodollar Rate plus an applicable margin which ranges from 2.0% to 4.0% depending on our leverage ratio.

     The Senior Credit Facility has payment priority over the Notes in respect of any proceeds received upon the foreclosure or other disposition of collateral pursuant to the Intercreditor Agreement and the security documents. The Senior Credit Facility is secured by the same collateral as the Notes, subject to the Intercreditor Agreement.

     The Senior Credit Facility contains certain financial covenants requiring us to maintain a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth. The Senior Credit Facility also contains covenants limiting our ability to incur additional indebtedness and make restricted payments similar to the covenants contained in the Indenture in this regard and to make excess cash flow offers as contemplated by the Indenture. Finally, the Senior Credit Facility has covenants restricting or prohibiting changes in executive management, changes in ownership of us, redemption of indebtedness and other covenants customary for the transactions contemplated by the Senior Credit Facility.

     Under the Senior Credit Facility, we may cure a default of a financial covenant by (i) cash securing outstanding letters of credit and (ii) reducing the outstanding advances to zero. Provided these two conditions are met, we will not be subject to, or required to comply with, the financial covenants in the Senior Credit Facility.

THE TERM LOAN CREDIT FACILITY

     Concurrently with the Original Offerings, the Company entered into a Term Loan Credit Facility to obtain a $5.5 million term loan from a syndicate of one or more commercial lenders. The Term Loan Credit Facility:

     - provides that the borrowings thereunder will be made at an initial discount of 90%;

     - contains, in all material respects, terms identical to those contained in the Indenture as to maturity of the indebtedness outstanding thereunder, covenants and events of default;

     - contains, in all material respects, terms identical to the Term B Notes as to redemption and interest rates;

     - is secured equally and ratably with the Notes;

     - pursuant to the terms of the Intercreditor Agreement, entitles the holders of indebtedness outstanding thereunder to the same distribution rights and payment priorities in liquidation with respect to the proceeds of any collateral or enforcement action as those existing in favor of the Notes; and

     - requires the holders of indebtedness outstanding thereunder to vote, pursuant to the Intercreditor Agreement, as if such indebtedness were Term B Notes issued under the Indenture, subject to separate rights to accelerate such indebtedness following a payment default, the failure to make a required tender offer and the ability to grant waivers in respect thereof.

     The holders of the Term Loan Credit Facility were also granted an aggregate of 5,500 Warrants.

THE NOTES

  General

     The Notes were issued on December 21, 2000 as part of the Original Offerings of Units. Each Unit consisted of one Note in the principal amount of $1,000 and one Warrant.

     The Notes rank senior in right of payment to any of our subordinated indebtedness and rank equal to each other and any of our other senior indebtedness, including our Term Loan Credit Facility. However, pursuant to an intercreditor agreement (the "Intercreditor Agreement"), the Senior Credit Facility will have a payout priority over the Notes and the indebtedness under the Term Loan Credit Facility with respect to any proceeds received upon the foreclosure or other disposition of the collateral.

     The Notes are secured by a first priority lien on substantially all of the current and future assets that we own, as well as by a number of our leasehold interests in cafeteria properties that we operate, subject to certain permitted liens.

 Principal, Maturity and Interest

     The Indenture provided for the issuance of $71 million of Senior Secured Notes and $4.5 million of Term B Notes in connection with the Original Offerings, and an equal aggregate amount of exchange notes of each issue that may be issued in connection therefor pursuant to an exchange offer whereby the outstanding unregistered Notes would be exchanged for registered exchange notes with identical terms. The Indenture also provides for the issuance of additional Notes of either issue in the future in an unlimited amount, subject to restrictions set forth in the Indenture. The Notes will mature on November 1, 2007. All Notes of each issue will be identical in all respects other than purchase price and issue date.

     The Senior Secured Notes will accrue interest at an initial annual rate of 12.0%, which, beginning November 1, 2001, will be adjusted each year to 12.0% plus 0.05% per annum for every $1.0 million of Consolidated EBITDA (for the immediately preceding fiscal year) in excess of $27.0 million (provided that the adjusted rate will not be more than 1.5% above the rate paid in the prior 12-month period, and provided the maximum rate borne by the Notes will not exceed 16.5% per annum).

     The Term B Notes will accrue interest at an annual rate, which will be adjusted on each interest payment date, of three-month LIBOR plus 4.50%.

     Interest will be paid on the Senior Secured Notes semi-annually, beginning May 1, 2001. Interest will be paid on the Term B Notes quarterly, beginning February 1, 2001.

 Exchange Rights

     Holders of Term B Notes may exchange their Notes into Senior Secured Notes of an equal aggregate principal amount on any interest payment date on or prior to May 1, 2007, subject to certain restrictions more fully set forth in the Indenture.

 Optional Redemption

     On or after November 1, 2002, we will have the right to redeem all or some of the Senior Secured Notes at the following redemption prices, plus accrued and unpaid interest:

FOR THE PERIOD                                              PERCENTAGE
--------------                                              ----------
On or after November 1, 2002..............................    104.0%
On or after November 1, 2003..............................    103.0%
On or after November 1, 2004..............................    102.0%
On or after November 1, 2005..............................    101.0%
November 1, 2006 and thereafter...........................    100.0%

     We will have the right at any time to redeem all or some of the Term B Notes at the following redemption prices plus accrued and unpaid interest.

FOR THE PERIOD                                              PERCENTAGE
--------------                                              ----------
On or before November 1, 2001.............................    103.0%
On or before November 1, 2002.............................    102.0%
On or before November 1, 2003.............................    101.0%
November 2, 2003 and thereafter...........................    100.0%

 Change of Control

     If we experience a change in control, the holders of the Notes will have the right to sell us their Notes at 101% of the principal amount thereof, plus accrued and unpaid interest.

 Asset Sale

     If we sell assets, we may have to use the cash proceeds therefrom to offer to buy a portion of the Notes and prepay the indebtedness outstanding under the Term Loan Facility at 100% of the principal amount thereof, plus accrued and unpaid interest.

 Excess Cash Flow Offer

     If we have excess cash flow of at least $2.5 million during any fiscal year, the holders of the Notes and the holders of indebtedness under the Term Loan Credit Facility will have the right on the immediately following November 1, commencing November 1, 2001, to sell us their Notes or require us to prepay the indebtedness outstanding under the Term Loan Credit Facility at 101% of the principal amount thereof, plus accrued and unpaid interest, provided that the amount required to be paid by the Company to repurchase all such Notes and prepay such indebtedness will be limited to the lesser of (a) $5.0 million or
(b) the amount of such excess cash flow.

 Additional Excess Cash Flow Offer

     If we have excess cash flow over $5.0 million during any fiscal year, the holders of the Term B Notes and the holders of any indebtedness under the Term Loan Credit Facility will have the right, concurrently with the excess cash flow offer, to sell us their Notes or require us to prepay the indebtedness outstanding under the Term Loan Credit Facility at 101% of the principal amount thereof, plus accrued and unpaid interest, provided that the amount required to be paid by the Company to repurchase all such Notes and prepay such indebtedness will be limited to 50% of the amount by which the excess cash flow exceeds $5.0 million.

 Covenants

     The Notes will be issued under the Indenture. The Indenture limits our ability to:

     - incur more debt;

     - pay dividends or make other distributions;

     - redeem our stock;

     - issue stock of subsidiaries;

     - make certain investments;

     - create liens;

     - make capital expenditures;

     - enter into transactions with affiliates;

     - merge or consolidate; and

     - transfer or sell assets.

     These covenants are subject to a number of important exceptions more fully described in the Indenture.

 Events of Default

     Events of default under the Indenture include:

     - a default in the payment of interest on the Notes when due, continuing for 30 days;

     - a default in the payment of the principal (or premium, if any) on any Note when due at its maturity, upon redemption, by acceleration, in connection with an asset proceeds offer; a change of control offer, and excess cash flow offer, an additional excess cash flow offer or otherwise;

     - the failure of the Company or subsidiary guarantor to perform or comply with the provisions of the Indenture relating to limitations on indebtedness, mergers and restricted payments;

     - the failure of the Company or a subsidiary guarantor to comply for 30 days after notice with its other agreements, obligations or covenants under the Indenture, the Notes and the related security documents;

     - indebtedness of the Company or a restricted subsidiary is not paid within any applicable grace period after final maturity or is accelerated because of a default and the total amount of that indebtedness unpaid or accelerated exceeds $5.0 million;

     - any non-appealable judgment or judgments for the payment of money (other than judgments as to which a reputable insurance company has accepted full liability, subject only to customary deductibles) is or are entered by a court or courts of competent jurisdiction against the Company or any restricted subsidiary and such judgment remains undischarged, unbonded or unstayed within 60 days after entry, provided that the aggregate of all such judgments exceeds $5.0 million;

     - a written assertion is made by the Company or any guarantor of the unenforceability of their obligations under the Indenture, the related security documents, the Notes or the guarantees to which they are a party; and

     - certain events of bankruptcy, insolvency or reorganization of the Company or any material subsidiary.

                                 WARRANTHOLDERS

     Set forth below is information with respect to the number of Warrants and shares of our Common Stock issuable upon exercise of the Warrants owned by each of the warrantholders ("Warrantholders"). The Warrants are being registered to permit the resale of the Warrants and the shares of our Common Stock to be issued upon the exercise of the Warrants by the Warrantholders. See "Plan of Distribution."

     We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the Warrants and the offer and sale of the shares of our Common Stock issued upon the exercise of the Warrants from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale, and have agreed to use our best efforts to keep this registration statement effective until the date on which all of the Warrants or shares of our Common Stock issued upon exercise of the Warrants have been sold pursuant to this registration statement or the Warrants have expired.

     The Warrants and the shares of our Common Stock issued upon the exercise of the Warrants offered by this Prospectus may be offered from time to time by the persons or entities named below:

                                PERCENTAGE OF
                                 OUTSTANDING
                                COMMON STOCK     NUMBER OF WARRANTS      NUMBER OF SHARES           PERCENTAGE OF
                                 OWNED PRIOR       OWNED PRIOR TO     ISSUABLE UPON EXERCISE     OUTSTANDING WARRANTS
NAME AND ADDRESS OF HOLDER     TO THE OFFERING      THE OFFERING           OF WARRANTS         OWNED AFTER THE OFFERING
--------------------------     ---------------   ------------------   ----------------------   ------------------------
The Bank of New York.........        --                44,663                469,408                        --
925 Patterson Plank Road
Secaucus, New Jersey 07094
First Dominion Funding I.....        --                 5,500                 57,805                        --
227 Park Avenue, 2nd Floor
New York, New York 10172
First Union National Bank....        --                17,000                178,670                        --
1525 West W.T. Harris Blvd.
Charlotte, North Carolina
  28288
Jefferies & Company, Inc. ...        --                 4,962                 52,151                        --
Harborside Financial Center
Jersey City, New Jersey 07303
SSB -- Trust Custody.........        --                 8,875                 93,276                        --
225 Franklin Street
Boston, Massachusetts 02110

                               PERCENTAGE OF
                                OUTSTANDING
                               COMMON STOCK
                                OWNED AFTER
NAME AND ADDRESS OF HOLDER     THE OFFERING
--------------------------     -------------
The Bank of New York.........       --
925 Patterson Plank Road
Secaucus, New Jersey 07094
First Dominion Funding I.....       --
227 Park Avenue, 2nd Floor
New York, New York 10172
First Union National Bank....       --
1525 West W.T. Harris Blvd.
Charlotte, North Carolina
  28288
Jefferies & Company, Inc. ...       --
Harborside Financial Center
Jersey City, New Jersey 07303
SSB -- Trust Custody.........       --
225 Franklin Street
Boston, Massachusetts 02110

     Because the selling holders may, under this Prospectus, offer all or some portion of the Warrants or the Common Stock issued upon exercise of the Warrants, no estimate can be given as to the number of the Warrants or shares of Common Stock issued upon exercise of the Warrants that will be held by the selling holders upon termination of any sales. In addition, the selling holders above may have sold, transferred or otherwise disposed of all or any portion of their Warrants since the date on which they provided the information regarding their Warrants, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

     Only selling holders identified above who beneficially own the securities set forth opposite each selling holder's name in the table above on the effective date of the registration statement of which this Prospectus forms a part may sell those securities under the registration statement. Prior to any use of this Prospectus in connection with an offering of the Warrants and/or the shares of our Common Stock issued upon exercise of the Warrants by any holder not identified above, this Prospectus will be supplemented to set forth the name and number of Warrants and/or shares of our Common Stock beneficially owned by the selling holder intending to sell such Warrants and/or shares of Common Stock, and the number of Warrants and/or shares of Common Stock to be offered. The prospectus supplement will also disclose whether any selling holder in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our subsidiaries or affiliates during the three years prior to the date of the prospectus supplement if this information has not been disclosed in this Prospectus.

                          DESCRIPTION OF THE WARRANTS

GENERAL

     The Warrants enable the holders to purchase Common Stock at an exercise price of $1.16875 per share, payable in cash. The Warrants were issued pursuant to a Warrant Agreement (the "Warrant Agreement"), dated as of the closing date of the Original Offerings, between the Company and The Bank of New York, as warrant agent (the "Warrant Agent"). The Warrants expire on November 1, 2007 (the "Warrant Expiration Date") and each entitles the holder thereof to purchase
10.51 shares of Common Stock. The holders of the Warrants are entitled to exercise all or a portion of their Warrants at any time after the Separation Date, and on or prior to the Warrant Expiration Date, at which time all unexercised Warrants will expire. Holders have the option, in lieu of exercising their Warrants for cash, to receive Common Stock with an aggregate market value equal to the difference between the then-current market price per share of the Common Stock and the exercise price of the Warrants multiplied by the number of such shares. This summary does not purport to be a complete description of the Warrants or the Warrant Agreement and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Warrants and the Warrant Agreement (including the definitions contained therein).

MERGER OR LIQUIDATION OF THE COMPANY

     In the event of any merger, consolidation or other combination of the Company with another entity, provision must be made for holders of Warrants to receive, upon the exercise of Warrants and in lieu of shares of Common Stock, such cash, securities or assets as would be issued or paid in respect of shares of Common Stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, upon the exercise of such Warrants, each holder is entitled to share, with respect to the shares of Common Stock issued upon exercise of his Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Common Stock of the Company. Holders are not entitled to receive payment of any such distribution until payment of the exercise price is made, and the Warrant is surrendered, to the Warrant Agent in accordance with the terms of provisions of the Warrant Agreement.

ANTI-DILUTION ADJUSTMENTS

     The number of shares of Common Stock issuable upon exercise of a Warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in (a) shares of the Company's capital stock (including Common Stock), (b) options, warrants or rights to purchase, or securities convertible into or exchangeable or exercisable for, shares of Common Stock or other securities or property of the Company at an exercise price below fair market value or (c) evidences of indebtedness or assets of the Company. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment would be more than one percent.

AMENDMENT

     From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or adding to the covenants and agreements of the Company or surrendering any of the Company's rights or powers under the Agreement, provided that any such change does not materially adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of the holders of Warrants will require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

REPORTS

     The Company will deliver to the Warrant Agent, and make available to the holders of Warrants upon request to the Company, copies of its annual and quarterly reports and of the information, documents and reports which the Company or any subsidiary is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At any time that the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide to the Warrant Agent and the holders such annual and quarterly reports and such information and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company will also make such reports available to prospective purchasers of the Warrants and shares of Common Stock issued upon exercise of the Warrants, securities analysts and broker-dealers upon their request.

FORM OF WARRANTS

     Certificates for Warrants may be in global form or certificated form. The Warrants are represented annually by a global warrant deposited with the Warrant Agent as custodian for, and registered in the name of, a nominee of the Depository Trust Company in connection with the Original Offerings and the borrowings under the Term Loan Credit Facility.

     No service charge will be made for registration of transfer or exchange upon surrender of any Warrant certificate at the office of the Warrant Agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

Registration Rights

     Pursuant to the Registration Rights Agreement, the Company agreed to file the registration statement of which this Prospectus is a part (the "Warrant Shelf Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Rights Agreement required the Company to:

          (1) file the Warrant Shelf Registration Statement with the SEC within sixty (60) days after the issue date of the Warrants,

          (2) use its best efforts to have such registration statement declared effective by the SEC within 120 days after the issue date of the Warrants,

          (3) use its best efforts to register or qualify the Warrants and shares of Common Stock issuable upon exercise of the Warrants under the state securities or "blue sky" laws as a majority of the holders may request to the extent necessary under the Securities Act, and

          (4) use its best efforts to cause the Warrant Shelf Registration Statement to remain effective for eight years from the Issue Date or such shorter period that will terminate when all Warrants and shares of Common Stock issuable upon exercise of the Warrants covered by the Warrant Shelf Registration Statement have been sold pursuant to such registration statement. Holders of Warrants and shares of Common Stock issuable upon exercise of the Warrants may be required to deliver information to be used in connection with the preparation of the Warrant Shelf Registration Statement.

     If the Warrant Shelf Registration Statement ceases to be effective or its use is suspended for more than 60 days in any 12 month period (each, a "Warrant Registration Default") in connection with resales of the Warrants or issuance or resales of shares of Common Stock issuable upon exercise of the Warrants covered by the Warrant Shelf Registration Statement, then the Company is required to pay to each holder of such Warrants or shares of Common Stock issued upon exercise of the Warrants liquidated damages in an amount equal to one-tenth of one cent ($.001) per day per registrable Warrant or registrable share of Common Stock issuable upon exercise of the Warrants, accruing from the date of such Warrant Registration Default, for the two week period immediately following a Warrant Registration Default, three-tenths of one cent ($.003) per day per registrable Warrant or registrable share of Common Stock issuable upon exercise of a Warrant during the following four week period and five-tenths of one cent ($.005) per day per registrable Warrant and registrable share of Common Stock issuable upon exercise of the Warrants thereafter and ending on the day such Warrant Registration Default has been cured. Liquidated damages are payable on the first day of each month next following a month during which amounts have accrued for the benefit of holders of Warrants and Common Stock issuable upon exercise of the Warrant covered by the Warrant Shelf Registration Statement.

     Each Warrantholder who sells Warrants or Common Stock pursuant to the Warrant Shelf Registration Statement will be required to agree to comply with the terms of the Registration Rights Agreement. In that regard, upon receipt of notice from the Company of the occurrence of any event that makes any statement in the related prospectus untrue in any material respect or that requires the making of any changes in such prospectus in order to make the statements therein not misleading or of certain other events specified in the Registration Rights Agreement, such holder will be required to suspend the sale of Warrants or shares of Common Stock issuable upon exercise of the Warrants pursuant to such prospectus until the Company has amended or supplemented such prospectus to correct such misstatement or omission, has furnished copies of the amended or supplemented prospectus to correct such misstatement or omission, has furnished copies of the amended or supplemented prospectus to such holder or the Company has given notice that the sale of the Warrants or shares of Common Stock issuable upon exercise of the Warrants may be resumed. If the Company gives such notice to suspend the sale of the Warrants or shares of Common Stock issuable upon exercise of the Warrants, it will extend the relevant period referred to above during which it is required to keep effective the Warrant Shelf Registration Statement by the number of days during the period and including the date of the giving of such notice to and including the date when holders shall have received copies of the supplemented or amended prospectus necessary to permit resales of the Warrants or shares of Common Stock issuable upon exercise of the Warrants or to and including the date on which the Company has given notice that the sale of Warrants or shares of Common Stock issuable upon exercise of the Warrants may be resumed.

     A Warrantholder that sells Warrants or shares of Common Stock issuable upon exercise of the Warrants pursuant to the Warrant Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a current prospectus to purchasers, and will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales.

MISCELLANEOUS

     The Warrant does not entitle the holder thereof to any of the rights of a holder of capital stock of the Company, including, without limitation, the right to vote at or receive notice of meetings of the shareholders of the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue 100,000,000 shares of Common Stock, no par value, and 50,000,000 shares of preferred stock, no par value. As of November 1, 2000, we had 10,503,368 shares of Common Stock issued and outstanding, not including 1,025,800 shares reserved for issuance upon the exercise of outstanding options. No shares of preferred stock are outstanding, but we have designated 500,000 shares of preferred stock as Series A Participating Cumulative Preferred Stock under our Rights Agreement, which is described further below. Generally, all holders of our Common Stock are entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote. Subject to any dividend or liquidation preferences that may be accorded to the holders of any shares of preferred stock that may be issued in the future, holders of our Common Stock are entitled to dividends at such times and in such amounts as our board of directors shall determine. Holders of our Common Stock have no preemptive, subscription, cumulative voting, conversion or redemption rights, and our Common Stock is not subject to mandatory redemption.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

     Certain provisions of our articles and by-laws and certain Louisiana statutes, which are described below, may have the effect, either alone, in combination with each other and the Rights Agreement, or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of our Company that our board of directors deems undesirable.

     Classified Board of Directors. Our articles of incorporation divides the members of our board of directors into three classes serving three-year staggered terms. The classification of directors has the effect of making it more difficult for our shareholders to change the composition of our board. At least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a majority of our shareholders believes that this change would be desirable.

     Advance Notice of Shareholder Nominations and Shareholder Business. Our by-laws permit a shareholder to nominate a person for election as a director or bring other matters before a shareholders' meeting only if written notice of such shareholder's intent, including such information regarding the nominee as would be required to be included in our proxy statement, has been given to our secretary, generally no less than 120 days or more than 160 days prior to the date upon which we mailed proxy materials in connection with the previous year's annual meeting. Any shareholder nomination or proposal that fails to comply with these requirements may be disqualified.

     Removal of Directors; Filling Vacancies on Board of Directors. Our articles and by-laws provide that any director may be removed, only for cause, by a vote of not less than two-thirds of the total voting power. Our articles and by-laws also provide that any vacancies on our board of directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of at least two-thirds of the entire board.

     Amendment of Articles of Incorporation. Our articles require the affirmative vote of 80% of our voting stock to amend the provisions of our articles relating to the composition of the board, the classification of our board, filling vacancies on our board and the removal of directors. Other amendments must be approved by the affirmative vote of two-thirds of the voting power present at a shareholders' meeting.

     Consideration of Tender Offers and Other Extraordinary Transactions. As permitted by Louisiana law, our by-laws expressly authorize our board of directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on our Company and our employees, customers, creditors and the communities in which we do business.

     Limitation of Liability and Indemnification. Our articles provide that our directors and officers shall not be liable to the Company for any breach of his or her fiduciary duties except, to the extent provided by applicable law, for a breach of his or her duty of loyalty to our Company or our shareholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, dividends or stock repurchases or redemptions that are unlawful under Louisiana law and any transaction from which he or she receives an improper personal benefit.

     Louisiana Fair Price Protection Statute. We have the benefit of the Louisiana Fair Price Protection Statute, which requires that any "business combination" (defined to include a merger, consolidation, share exchange, certain asset distributions and certain issuances of securities) with a shareholder who is the beneficial owner of 10% or more of the voting power of our outstanding voting stock (an "interested shareholder"), or an affiliate of an interested shareholder, be recommended by our board of directors. Additionally, the business combination must be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of our outstanding voting stock and (2) two-thirds of the votes entitled to be cast by holders of our voting stock other than voting stock held by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder. These votes are not required if certain minimum price, form of consideration and procedural requirements are satisfied by the interested shareholder, or if the board approves the business combination before the interested shareholder becomes such.

RIGHTS PLAN

     General. Under our rights plan, each share of Common Stock has attached to it one right. The rights are governed by a rights agreement between us and EquiServe Trust Company, N.A., as rights agent, dated as of November 2, 1998. The right is represented by a certificate which is the same certificate representing the Common Stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Participating Cumulative Preferred Stock. Because of the nature of the Series A Participating Cumulative Preferred Stock's dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of Series A Participating Cumulative Preferred Stock purchasable upon exercise of each right should approximate the value of a share of Common Stock. The exercise price for the rights is $51 and is subject to adjustment. Until the distribution date, the rights will be transferred with and only with our Common Stock certificates. The rights are not exercisable until after the distribution date and are subject to redemption or exchange as described below. The rights expire at the close of business on November 2, 2008, unless we redeem them earlier. Holding unexercised rights does not give the holder rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

     Distribution Date; Separation of Rights from Common Stock. The rights will separate from our Common Stock and a distribution date will occur upon the earlier of two possible times. The first such time is 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or has the right to acquire, the ownership of 15% or more of the outstanding shares of our Common Stock (the "stock acquisition date"). The second possible time is 10 business days (or such later date as determined by our board of directors prior to any person becoming an acquiring person) following the commencement of a tender or exchange offer which would result in a person or group owning 15% or more of our outstanding shares of Common Stock.

     Triggering Event. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person, we will provide that each holder of a right will have the right to receive, upon exercise of the right at the current exercise price, a number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person or group becomes an acquiring person, we will provide that each holder of a right, other than rights beneficially owned by the acquiring person (which will be null and void), will have the right to receive upon exercise of the right at the current exercise price, a number of shares of our Common Stock having a market value of two times the exercise price of the right.

     Redemption or Exchange of Rights. At any time prior to the stock acquisition date, we may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors may establish in its sole discretion.

     At any time after the stock acquisition date but prior to the acquisition by an acquiring person of 50% or more of our outstanding Common Stock, our board may exchange the rights (other than the rights held by the acquiring person, which will become null and void), in whole or in part, for Common Stock or Series A Participating Cumulative Preferred Stock at a ratio of one share of Common Stock per right or one one-thousandth of a share of Series A Participating Cumulative Preferred Stock per right.

     Anti-takeover Effects. The rights may cause substantial dilution of shareholder voting strength to a person or group that acquires 15% or more of our Common Stock or otherwise attempts to acquire us in a manner that constitutes a triggering event. The rights should not affect any prospective offeror who is willing:

     - to make an offer for all of our outstanding shares of Common Stock and other voting securities at a price and terms that are in the best interests of us and our shareholders as determined by our board of directors; or

     - to negotiate with the board of directors because as part of any negotiated transaction the rights would either be redeemed or otherwise made inapplicable to the transaction.

     The rights should also not interfere with any merger or other business combination approved by the board of directors since the board may, at its option, choose to redeem the outstanding rights at the $.01 redemption price. The board may exercise this option at any time prior to the stock acquisition date.

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

     Our Common Stock is traded on the New York Stock Exchange under the symbol "PIC." The following table sets forth the high and low sales prices for the periods indicated. As of November 29, 2000, there were approximately 2,540 record holders of our Common Stock.

                                                                             PER SHARE
                                                          HIGH     LOW     CASH DIVIDEND
                                                         ------   ------   -------------
Fiscal year ended June 30, 1999
  First Quarter........................................  $13.50   $10.36       $.12
  Second Quarter.......................................   11.50     9.63        .12
  Third Quarter........................................   11.13    10.00        .12
  Fourth Quarter.......................................   11.50     8.00        .12
Fiscal year ended June 30, 2000
  First Quarter........................................  $ 8.38   $ 6.50       $.12
  Second Quarter.......................................    6.88     3.06        .12
  Third Quarter........................................    4.25     2.63         --
  Fourth Quarter.......................................    3.25     2.63         --
Fiscal year ending June 30, 2001
  First Quarter........................................  $ 2.94   $ 2.00       $ --

                             ---------------------

     The Company does not pay dividends and the Board has no present intention to pay dividends in the future. Under the Indenture and the Senior Credit Facility, our ability to pay dividends is limited.

                              PLAN OF DISTRIBUTION

     The Warrants and the shares of Common Stock issued upon the exercise of the Warrants offered hereby may be sold by the Warrantholders from time to time in:

     - transactions in the over-the-counter market;

     - negotiated transactions;

     - underwritten offerings; or

     - a combination of such methods of sale.

     The Warrantholders may sell the Warrants and the shares of our Common Stock issued upon the exercise of the Warrants at:

     - fixed prices which may be changed,

     - market prices prevailing at the time of sale,

     - prices related to prevailing market prices, or

     - negotiated prices.

     The Warrantholders may effect these transactions by selling the Warrants and shares of our Common Stock issued upon the exercise of the Warrants to or through broker-dealers, and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Warrantholders and/or the purchasers of the Warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Under the Registration Rights Agreement, we are required to keep the registration statement of which this Prospectus is a part effective until the earlier of:

          (1) December 21, 2008; or

          (2) the date on which all of the Warrants shall have been exercised.

     In order to comply with the applicable securities laws of particular states, if applicable, the Warrants and shares of Common Stock will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the Warrants and shares of our Common Stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Warrantholders and any broker-dealers or agents that participate with the Warrantholders in the distribution of the Warrants or the shares of our Common Stock issued upon the exercise of the Warrants may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Warrants or the shares of our Common Stock issued upon the exercise of the Warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Each Warrantholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our Common Stock by the Warrantholders.

     We will pay for all costs of the registration of the Warrants, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; except that, the selling holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling holders against particular civil liabilities, including some liabilities under the Securities Act, or we will compensate them for some of these liabilities incurred in connection therewith.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     This general discussion of United States federal tax consequences relating to the Warrants and shares of Common Stock applies to you if you acquired the Warrants and/or Common Stock for cash and hold the Warrants and Common Stock as a "capital asset," generally, for investment, under Section 1221 of the Internal Revenue Code of 1986, as amended, referred to as the Code. In addition, this summary applies to you only if you are a U.S. holder. You are a "U.S. holder" if you are:

     - a citizen or resident of the United States,

     - a corporation or a partnership (including an entity treated as a corporation or a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

     - an estate whose income is subject to United States Federal income tax regardless of its source,

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

     - any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

     This discussion is based upon the Code, Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. The discussion does not discuss every aspect of U.S. federal income and estate taxation that may be relevant to a particular taxpayer in light of its personal circumstances or to persons who are otherwise subject to a special tax treatment. For example, special rules not discussed here may apply to you if you are:

     - a bank or a broker-dealer;

     - an insurance company;

     - a pension or other employee benefit plan;

     - a tax exempt organization or entity;

     - a U.S. expatriate;

     - a trader in securities that elects mark-to-market accounting treatment;

     - holding Notes as part of a hedging or conversion transaction or a straddle;

     - a hybrid entity or an owner of interests therein; or

     - a holder whose functional currency is not the U.S. dollar.

     In addition, this discussion does not discuss the effect of any applicable U.S. state or local or non-U.S. tax laws. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the purchase, ownership or disposition of the Warrants or Common Stock and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. WE URGE YOU TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS RELEVANT TO HOLDING AND DISPOSING OF THE WARRANTS AND COMMON STOCK, AS WELL AS ANY TAX CONSIDERATIONS APPLICABLE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

WARRANTS

  Acquisition, Disposition and Expiration

     You will not recognize any gain or loss on the acquisition of a Warrant. Your tax basis in the Warrant will be equal to the amount of money you pay to acquire the Warrant. If you dispose of the Warrant, you will generally recognize gain or loss in an amount equal to the excess of (1) the sum of the money you receive and the fair market value of any other property you receive for the Warrant over (2) your tax basis in the Warrant. Any such gain or loss will be capital gain and will be long-term capital gain or loss if you held the Warrant for more than one year. In addition, any such gain could be subject to reduced capital gain rates if you have held the Warrant for more than 5 years. If your Warrants expire, you will recognize a capital loss in an amount equal to your tax basis in the Warrant. Any such loss will be long-term capital loss if you acquired the Warrant after January 1, 2001 and held the Warrant for more than one year.

  Exercise of Warrant

     You will not recognize any gain or loss upon the exercise of the Warrant or receipt of Common Stock pursuant thereto. Your tax basis in the shares of Common Stock that you acquire pursuant to the exercise of the Warrant (the "Warrant Shares") will be equal to the sum of (1) your tax basis in the Warrant and (2) the exercise price of the Warrant. Your holding period for the Warrant Shares will begin on the day after you exercise the Warrant. The tax issues relating to the acquisition of the Common Stock are discussed below under "-- Common Stock."

COMMON STOCK

     You will not recognize any gain or loss on the acquisition of shares of Common Stock. Your tax basis in your Common Stock will be equal to the amount of money you pay to acquire the Common Stock (plus the your tax basis in any Warrant pursuant to which you acquired the Common Stock). If you dispose of the Common Stock, you will generally recognize gain or loss in an amount equal to the excess of (1) the sum of the money you receive and the fair market value of any other property you receive for the Common Stock over (2) your tax basis in the Common Stock. Any such gain or loss will be capital gain and will be long-term capital gain or loss if you held the Common Stock for more than one year. In addition, any such gain could be subject to reduced capital gain rates if you acquired the Warrant after January 1, 2001 and held the Common Stock for more than 5 years.

                                 LEGAL MATTERS

     The validity of the Warrants and Common Stock will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000, as set forth in their report. We have included our financial statements and schedule in this Prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
Report of Independent Auditors..............................    F-2
Consolidated Balance Sheets as of June 30, 1999 and 2000 and
  September 30, 2000
  (Unaudited)...............................................    F-3
Consolidated Statements of Income for the Fiscal Years Ended
  June 30, 1998, 1999 and 2000 and the Three Months Ended
  September 30, 1999 and 2000 (Unaudited)...................    F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the Fiscal Years Ended June 30, 1998, 1999 and 2000
  and the Three Months Ended September 30, 1999 and 2000
  (Unaudited)...............................................    F-5
Consolidated Statements of Cash Flows for the Fiscal Years
  Ended June 30, 1998, 1999
  and 2000 and the Three Months Ended September 30, 1999 and
  2000 (Unaudited)..........................................    F-6
Notes to Consolidated Financial Statements..................    F-7
CONSOLIDATED FINANCIAL STATEMENT SCHEDULES:
Schedule II -- Valuation and Qualifying Accounts............   F-17

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Piccadilly Cafeterias, Inc.
Baton Rouge, Louisiana

     We have audited the accompanying consolidated balance sheets of Piccadilly Cafeterias, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. Our audits also included the financial statement schedule at page F-17. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piccadilly Cafeterias, Inc. at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

New Orleans, Louisiana
August 2, 2000

                          PICCADILLY CAFETERIAS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                          BALANCES AT
                                                              -----------------------------------
                                                                    JUNE 30         SEPTEMBER 30
                                                              -------------------   -------------
                                                                1999       2000         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
CURRENT ASSETS
  Accounts and notes receivable.............................  $  1,970   $    919     $  1,100
  Inventories...............................................    12,595     12,741       12,508
  Deferred income taxes.....................................    11,216     12,744       13,579
  Recoverable income taxes..................................     5,578         --           --
  Other current assets......................................       888        679          317
                                                              --------   --------     --------
    TOTAL CURRENT ASSETS....................................    32,247     27,083       27,504
PROPERTY, PLANT AND EQUIPMENT
  Land......................................................    22,511     20,878       20,878
  Buildings and leasehold improvements......................   150,138    151,706      151,851
  Furniture and fixtures....................................   120,469    121,166      121,254
  Machinery and equipment...................................    13,796     13,128       13,184
  Construction in progress..................................     3,371        699        1,281
                                                              --------   --------     --------
                                                               310,285    307,577      308,448
Less allowances for depreciation and unit closings..........   134,035    143,700      147,695
                                                              --------   --------     --------
  NET PROPERTY, PLANT AND EQUIPMENT.........................   176,250    163,877      160,753
GOODWILL, net of accumulated amortization of $532,000 at
  June 30, 1999, $939,000 at June 30, 2000 and $1,356,000 at
  September 30, 2000 (Unaudited)............................    12,982     11,944       11,268
OTHER ASSETS................................................    11,460     11,266       10,737
                                                              --------   --------     --------
TOTAL ASSETS................................................  $232,939   $214,170     $210,262
                                                              ========   ========     ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................  $     --   $ 68,391     $ 69,330
  Accounts payable..........................................    18,612     12,461        9,701
  Accrued interest..........................................       275        449          431
  Accrued salaries, benefits and related taxes..............    22,824     20,871       20,980
  Accrued rent..............................................     5,183      4,438        4,319
  Other accrued expenses....................................     6,267      4,379        4,537
                                                              --------   --------     --------
    TOTAL CURRENT LIABILITIES...............................    53,161    110,989      109,298
LONG-TERM DEBT..............................................    74,226         --           --
DEFERRED INCOME TAXES.......................................     3,992      4,672        4,772
RESERVE FOR UNIT CLOSINGS...................................    12,693     10,101        9,665
ACCRUED EMPLOYEE BENEFITS, less current portion.............     9,465      9,127        9,175
SHAREHOLDERS' EQUITY
Preferred Stock, no par value; authorized 50,000,000 shares;
  issued and outstanding: none..............................        --         --           --
Common Stock, no par value, stated value $1.82 per share;
  authorized 100,000,000 shares; issued and outstanding:
  10,528,368 shares at June 30, 1999, June 30, 2000 and
  September 30, 2000 (Unaudited)............................    19,141     19,141       19,141
Additional paid-in capital..................................    18,735     18,735       18,735
Retained earnings...........................................    41,804     41,678       39,752
                                                              --------   --------     --------
                                                                79,680     79,554       77,628
Less treasury stock, at cost: 25,000 common shares at June
  30, 1999, June 30, 2000 and September 30, 2000
  (Unaudited)...............................................       278        273          276
                                                              --------   --------     --------
    TOTAL SHAREHOLDERS' EQUITY..............................    79,402     79,281       77,352
                                                              --------   --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $232,939   $214,170     $210,262
                                                              ========   ========     ========

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS ENDED
                                             YEAR ENDED JUNE 30               SEPTEMBER 30
                                      --------------------------------    --------------------
                                        1998        1999        2000        1999        2000
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Net sales...........................  $335,388    $495,697    $450,276    $114,126    $109,555
Costs and expenses:
  Cost of sales.....................   194,898     298,565     266,246      68,765      64,997
  Other operating expenses..........   109,725     170,200     160,358      42,588      40,533
  Provision for unit impairments and
     closings.......................     3,453       1,350          --          --         840
  General and administrative
     expenses.......................    12,832      17,458      15,230       4,002       3,921
  Interest expense..................     2,514       6,255       7,177       1,420       2,195
  Other expenses (income)...........      (590)     (1,000)     (1,562)       (136)       (106)
                                      --------    --------    --------    --------    --------
                                       322,832     492,828     447,449     116,639     112,380
  Gain from sale of Ralph &
     Kacoo's........................        --       1,556          --          --          --
                                      --------    --------    --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAXES...    12,556       4,425       2,827      (2,513)     (2,825)
Provision for income taxes
  (benefit).........................     4,653         425         416        (901)       (892)
                                      --------    --------    --------    --------    --------
NET INCOME (LOSS)...................  $  7,903    $  4,000    $  2,411    $ (1,612)   $ (1,933)
                                      ========    ========    ========    ========    ========
Weighted average number of shares
  outstanding.......................    10,503      10,503      10,503      10,503      10,504
                                      ========    ========    ========    ========    ========
Net income (loss) per share -- basic
  and diluted.......................  $    .75    $    .38    $    .23    $   (.15)   $   (.18)
                                      ========    ========    ========    ========    ========

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN SHAREHOLDERS' EQUITY

                                           COMMON STOCK     ADDITIONAL              TREASURY STOCK
                                         ----------------    PAID-IN     RETAINED   ---------------
                                         SHARES   AMOUNT     CAPITAL     EARNINGS   SHARES   AMOUNT
                                         ------   -------   ----------   --------   ------   ------
                                              (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
BALANCES AT JUNE 30, 1997..............  10,528   $19,141    $18,735     $39,965      25     $ 237
Net income.............................                                    7,903
Cash dividends declared ($.48 per
  share)...............................                                   (5,044)
Sales under dividend reinvestment
  plan.................................                                      (23)
Stock issuances from treasury..........                                        9      (5)      (50)
Purchases of treasury stock............                                                5        63
                                         ------   -------    -------     -------     ---     -----
BALANCES AT JUNE 30, 1998..............  10,528    19,141     18,735      42,810      25       250
Net income.............................                                    4,000
Cash dividends declared ($.48 per
  share)...............................                                   (5,042)
Sales under dividend reinvestment
  plan.................................                                      (26)
Stock issuances from treasury..........                                       62     (23)     (238)
Purchases of treasury stock............                                               23       266
                                         ------   -------    -------     -------     ---     -----
BALANCES AT JUNE 30, 1999..............  10,528    19,141     18,735      41,804      25       278
Net income.............................                                    2,411
Cash dividends declared ($.24 per
  share)...............................                                   (2,521)
Sales under dividend reinvestment
  plan.................................                                      (16)
Stock issuances from treasury..........                                              (11)      (57)
Purchases of treasury stock............                                               11        52
                                         ------   -------    -------     -------     ---     -----
BALANCES AT JUNE 30, 2000..............  10,528    19,141     18,735      41,678      25       273
Net loss (Unaudited)...................                                   (1,933)
Stock issuances from treasury
  (Unaudited)..........................                                        7      10        30
Purchases of treasury stock
  (Unaudited)..........................                                              (10)      (27)
                                         ------   -------    -------     -------     ---     -----
BALANCES AT SEPTEMBER 30, 2000
  (UNAUDITED)..........................  10,528   $19,141    $18,735     $39,752      25     $ 276
                                         ======   =======    =======     =======     ===     =====

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                      THREE MONTHS ENDED
                                                         YEAR ENDED JUNE 30              SEPTEMBER 30
                                                  --------------------------------    ------------------
                                                    1998        1999        2000       1999       2000
                                                  --------    --------    --------    -------    -------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss).............................  $  7,903    $  4,000    $  2,411    $(1,612)   $(1,933)
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization...............    12,689      17,950      17,495      4,152      4,363
    Expenditures associated with closed units...    (1,132)     (2,091)     (2,592)      (906)      (395)
    Provision for unit impairments and
      closings..................................     3,453       1,350          --         --        840
    Provision for deferred income taxes.........       100       4,411        (505)       150       (735)
    Gain on sale of Ralph & Kacoo's, net of
      taxes.....................................        --      (2,691)         --         --         --
    Loss on disposition of assets...............       148         120         325         60         23
    Pension expense -- net of contributions.....      (467)       (451)      1,353        243        379
    Changes in operating assets and liabilities,
      net of effects from Morrison Acquisition:
      Accounts and notes receivable.............        32        (418)      1,051        787       (181)
      Inventories...............................       110        (365)       (146)         7        233
      Recoverable income taxes..................       188      (3,749)      5,578        860         --
      Other current assets......................      (292)        486         131        174        362
      Other assets..............................       (75)        553          22        123       (182)
      Accounts payable..........................     1,708      (1,426)     (6,151)    (1,706)    (2,760)
      Accrued interest..........................      (756)        137         174         18         18
      Accrued expenses..........................      (346)     (2,621)     (2,633)    (1,478)        95
      Accrued employee benefits.................         5      (2,280)     (2,291)       118         48
                                                  --------    --------    --------    -------    -------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...    23,268      12,915      14,222        990        175
INVESTING ACTIVITIES
  Net proceeds from sale of Ralph & Kacoo's,
    including net tax benefit...................        --      22,597          --         --         --
  Acquisition of business.......................   (41,974)    (10,933)         --         --         --
  Purchases of property, plant and equipment....   (14,928)    (15,460)     (6,832)    (3,877)    (1,122)
  Proceeds from sale of property, plant and
    equipment...................................     2,288         757       2,877      1,546         11
                                                  --------    --------    --------    -------    -------
    NET CASH USED BY INVESTING ACTIVITIES.......   (54,614)     (3,039)     (3,955)    (2,331)    (1,111)
FINANCING ACTIVITIES
  Proceeds from long-term debt..................    81,515      17,392       6,604      2,599      4,932
  Payments on long-term debt....................   (44,636)    (22,145)    (12,439)        --     (3,993)
  Financing costs...............................      (467)         --      (1,900)        --         --
  Proceeds from issuances of treasury stock.....        --         185          --         --         --
  Purchases of treasury stock...................       (22)       (266)        (11)         2         (3)
  Dividends paid................................    (5,044)     (5,042)     (2,521)    (1,260)        --
                                                  --------    --------    --------    -------    -------
    NET CASH PROVIDED (USED) BY FINANCING
      ACTIVITIES................................    31,346      (9,876)    (10,267)     1,341        936
                                                  --------    --------    --------    -------    -------
Changes in cash and cash equivalents............        --          --          --         --         --
Cash and cash equivalents at beginning of
period..........................................        --          --          --         --         --
                                                  --------    --------    --------    -------    -------
Cash and cash equivalents at end of period......  $     --    $     --    $     --    $    --    $    --
                                                  ========    ========    ========    =======    =======
SUPPLEMENTARY CASH FLOW DISCLOSURES
  Income taxes paid (net of refunds received)...  $  3,805    $  1,756    $ (4,314)   $   263    $  (229)
                                                  ========    ========    ========    =======    =======
  Interest paid.................................  $  3,145    $  6,177    $  6,123    $ 1,366    $ 1,881
                                                  ========    ========    ========    =======    =======

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying unaudited consolidated financial statements as of September 30, 2000, and for the three months ended September 30, 1999 and 2000 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended June 30, 2001.

     Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Principles of Consolidation. The accompanying Consolidated Financial Statements include the accounts of Piccadilly Cafeterias, Inc. and its subsidiaries (hereinafter referred to as the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

     Industry. The Company's principal industry is the operation of Company-owned cafeterias primarily in the Southeast and Mid-Atlantic regions of the United States.

     Inventories. Inventories consist primarily of food and supplies and are stated at the lower of cost (first-in, first-out method) or market.

     Property, Plant and Equipment. Property, plant and equipment (PP&E) is stated at cost, except for PP&E that has been impaired, for which the carrying amount is reduced to estimated fair value. Depreciation is provided using the straight-line method for financial reporting purposes on the following estimated useful lives:

Buildings and component equipment...........................  10 - 30 years
Furniture and fixtures......................................       10 years
Machinery and equipment.....................................        4 years

     Leasehold improvements are amortized over the original lease term, including expected renewal periods if applicable. The cost of leasehold improvements has been reduced by the amount of construction allowances received from developers and landlords. Repairs and maintenance are charged to operations as incurred. Expenditures for renewals and betterments which increase the value or extend the lives of assets are capitalized and depreciated over their estimated useful lives. When assets are retired, or are otherwise disposed of, cost and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the determination of income.

     Impairment of Long-Lived Assets. The Company reviews long-lived assets, including goodwill, to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses to be its primary indicator of potential impairment. Except for goodwill, assets are evaluated for impairment at the operating unit level. Goodwill is evaluated in total for the Morrison units acquired. An asset is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. The Company generally estimates fair value by discounting estimated future cash

                          PICCADILLY CAFETERIAS, INC.

flows. Considerable management judgment is necessary to estimate cash flows. Accordingly, it is reasonably possible that actual results could vary significantly from such estimates.

     Income Taxes. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income taxes.

     Stock-Based Compensation. The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and makes the pro forma information disclosures required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

     Earnings Per Share. Earnings per share of Common Stock are calculated under the provisions of SFAS No. 128, "Earnings Per Share."

     Advertising Expense. The cost of advertising is expensed as incurred. The Company incurred $3,203,000, $5,801,000 and $6,541,000 in advertising costs during 1998, 1999, and 2000, respectively.

NOTE 2: THE MORRISON ACQUISITION

     On May 28, 1998, the Company completed a $5.00 per share cash tender offer for all outstanding shares of Morrison Restaurant, Inc. (Morrison), acquiring approximately 89% of the outstanding Morrison shares. The merger was completed on July 31, 1998 when the Company purchased the remaining outstanding Morrison shares for $5.00 per share (the Morrison Acquisition). The total acquisition cost, including $9,588,000 of debt assumed, was approximately $57,270,000. On May 28, 1998, Morrison operated 142 restaurants in 13 southeastern and mid-Atlantic states.

     This acquisition has been accounted for using the purchase method of accounting and the results of operations have been included in the accompanying Consolidated Financial Statements since May 28, 1998. At the acquisition date, a preliminary allocation of the purchase price of Morrison was made, resulting in goodwill of $12,467,000. During 1999, management revised certain estimates used in determining the allocation of purchase price to the assets and liabilities acquired, resulting in a $1,047,000 net increase in goodwill. The final allocation of purchase price based on the fair value of assets and liabilities acquired resulted in recording assets of $88,520,000 and liabilities of $54,352,000. Goodwill is being amortized using the straight-line method over 30 years.

     In connection with the Morrison Acquisition, the Company recorded liabilities of $13,460,000 at the date of acquisition for lease buyouts, occupancy costs and employee termination costs (Morrison Closing Costs) related to the planned closing of 18 Morrison units and for 23 Morrison units that were closed prior to the acquisition date. As of June 30, 2000, the Company has closed 27 of the Morrison units compared to the original estimate of 18. During 1999, the Company revised its original estimate of Morrison Closing Costs and reduced the recorded liability and goodwill by $6,777,000. During 1999 and 2000, the Company paid Morrison Closing Costs of $1,134,000 and $1,784,000, respectively. The Company does not anticipate closing any Morrison units in the foreseeable future, other than those units with expiring leases.

NOTE 3: SALE OF RALPH & KACOO'S

     On March 30, 1999, the Company completed the sale of the Ralph & Kacoo's seafood restaurants and related commissary business (Cajun Bayou Distributors & Management, Inc.) to Cobb Investment Company, Inc. for $21,314,000 in cash. The transaction resulted in a recorded gain of $1,556,000, and a net tax benefit of $826,000.

     The tax benefit was the result of the sale of the stock of Cajun Bayou Distributors & Management, Inc. The tax basis in the stock was $6,057,000 higher than the book basis in the stock due to differences

                          PICCADILLY CAFETERIAS, INC.

that were not classified as temporary differences under SFAS 109, and resulted in a loss on the stock sale for tax purposes when compared to the amount recorded for financial statement purposes. The tax loss on the stock sale generated a net overall tax loss on the sale of Ralph & Kacoo's.

     The remaining portion of the Ralph & Kacoo's business, a catering facility sold on June 1, 1999, generated a gain of $491,000 and is included in other income.

NOTE 4: IMPAIRMENTS OF LONG-LIVED ASSETS AND RESERVES FOR UNIT CLOSINGS

     During 1998 and 1999, the Company recorded charges of $3,453,000 ($2,175,000 after tax or $.21 per share) and $1,350,000 ($851,000 after tax or
$.08 per share), respectively, for asset write-downs and the lease related costs of operating units for which closure decisions were made. The closure decisions primarily related to certain Piccadilly units expected to close in connection with the Morrison Acquisition.

     The Company is responsible for minimum rent obligations of $12,024,000 related to 22 closed units, $3,521,000 of which relate to the Morrison Acquisition. Sublease arrangements exist relating to 15 of these units providing for future sublease rentals of $10,305,000. The Company has recorded liabilities of $10,101,000 to settle the minimum rent obligations and other lease-related charges. During 1999 and 2000, the Company charged $2,091,000 and $2,592,000, respectively, against these reserves for lease settlements and lease-related payments net of sublease rentals received, of which $1,134,000 and $1,784,000, respectively, relate to the Morrison Acquisition (see Note 2 for further discussion).

NOTE 5: INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                     JUNE 30
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Accrued expenses                                             $11,375      $ 8,672
  Unit closing reserves                                          5,787        4,222
  NOL and tax credit carryforwards                               7,824       11,820
                                                               -------      -------
                                                                24,986       24,714
Deferred tax liabilities:
  Property, plant and equipment                                 12,964       13,127
  Prepaid pension costs                                          3,279        2,041
  Inventories                                                    1,519        1,474
                                                               -------      -------
                                                                17,762       16,642
                                                               -------      -------
Net deferred tax assets                                        $ 7,224      $ 8,072
                                                               =======      =======

     At June 30, 2000 the Company has net operating loss carryforwards of $26,185,000 and general business tax credit carryforwards of $1,001,000, including $17,234,000 and $291,000 resulting from the Morrison Acquisition. These carryforwards, which expire from 2010 through 2020, give rise to deferred tax assets. SFAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Provisions of the Internal Revenue Code limit the amount of the Morrison-related net operating loss and tax credit carryforwards that can be utilized each year to $2,332,000. Management believes that future reversals of existing taxable differences and tax planning strategies should be sufficient to realize all of the Company's deferred tax assets; therefore, a valuation allowance has not been established.

                          PICCADILLY CAFETERIAS, INC.

     The components of the provision for income taxes are as follows:

                                                              YEAR ENDED JUNE 30
                                                          ---------------------------
                                                           1998      1999       2000
                                                          ------    -------    ------
                                                            (AMOUNTS IN THOUSANDS)
Current:
  Federal...............................................  $4,371    $(3,826)   $1,213
  State.................................................     182       (160)       51
                                                          ------    -------    ------
                                                           4,553     (3,986)    1,264
Deferred:
  Federal...............................................      96      4,234      (814)
  State.................................................       4        177       (34)
                                                          ------    -------    ------
                                                             100      4,411      (848)
                                                          ------    -------    ------
Total provision for income taxes........................  $4,653    $   425    $  416
                                                          ======    =======    ======

     Differences between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes are as follows:

                                                               YEAR ENDED JUNE 30
                                                           --------------------------
                                                            1998      1999      2000
                                                           ------    -------    -----
                                                             (AMOUNTS IN THOUSANDS)
Income taxes at statutory rate...........................  $4,269    $ 1,505    $ 961
State income taxes, net of federal taxes.................     502        177      113
                                                           ------    -------    -----
                                                            4,771      1,682    1,074
Sale of Ralph & Kacoo's..................................      --     (1,158)      --
Goodwill amortization....................................      15        178      132
Tax credits..............................................    (161)      (158)    (117)
Reversal of overaccrual..................................      --         --     (786)
Other items..............................................      28       (119)     113
                                                           ------    -------    -----
Total provision for income taxes.........................  $4,653    $   425    $ 416
                                                           ======    =======    =====

                          PICCADILLY CAFETERIAS, INC.

NOTE 6: LEASED PROPERTY

     The Company rents most of its cafeteria and restaurant facilities under long-term leases with varying provisions and with original lease terms generally of 20 to 30 years. The Company has the option to renew the leases for specified periods subsequent to their original terms. Minimum future lease commitments, as of June 30, 1999, including $12,757,000 for closed units, are as follows (amounts in thousands):

YEAR ENDING JUNE 30
-------------------
     2001...................................................     $17,306
     2002...................................................      15,413
     2003...................................................      12,737
     2004...................................................      10,516
     2005...................................................       8,054
     Subsequent.............................................      26,898
                                                                 -------
                                                                  90,924
     Less sublease income...................................      10,305
                                                                 -------
     Net minimum lease commitments..........................     $80,619
                                                                 =======

     The leases generally provide for percentage rentals based on sales. Certain leases also provide for payments of executory costs such as real estate taxes, insurance, maintenance and other miscellaneous charges. Rentals for the periods shown below do not include these executory costs.

                                                             YEAR ENDED JUNE 30
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------    -------    -------
                                                           (AMOUNTS IN THOUSANDS)
Minimum rentals.......................................  $10,581    $15,950    $15,513
Contingent rentals....................................    1,385      4,998      3,160
                                                        -------    -------    -------
Total.................................................  $11,966    $20,948    $18,673
                                                        =======    =======    =======

NOTE 7: LONG-TERM DEBT

                                                          JUNE 30          SEPTEMBER 30
                                                     ------------------    ------------
                                                      1999       2000          2000
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
                                                           (AMOUNTS IN THOUSANDS)
Note payable to banks, due at maturity on June 22,
  2001.............................................  $74,226    $68,391      $69,330
                                                     =======    =======      =======

     The fair value of the Company's long-term borrowings approximates their recorded values. Fair value is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The Company has a credit facility with a syndicated group of banks maturing on June 22, 2001. As reported in the Company's Report on Form 8-K dated November 18, 1999, the Company and its lenders amended the credit facility to revise certain financial covenants effective September 30, 1999, such that the Company was in compliance with all covenants as of September 30, 1999. The Company is in compliance with all covenants as of June 30, 2000.

     The financial covenants, as amended, are designed to correlate with the Company's projected performance over the remaining term of the credit facility. Negative variance from projected performance with respect to sales, operating performance, or other unforeseen matters may cause the Company to be in

                          PICCADILLY CAFETERIAS, INC.

non-compliance with those covenants. Failure to meet these covenants could result in the Company being placed in default of the amended credit facility.

     As amended, the credit facility provides for: (i) an increase in the effective interest rate from LIBOR plus 175 basis points to LIBOR plus 300 basis points, and an increase to the fees payable with respect to letters of credit, with the amount of the interest rate and letter of credit fees subject to adjustment at the end of each fiscal quarter based on the Company's ratio of total debt to EBITDA; (ii) mandatory step downs in the total amount of credit available under the facility from $100,000,000 to $95,000,000 as of the effective date of the amendment, from $95,000,000 to $90,000,000 on or before March 31, 2000 and from $90,000,000 to $80,000,000 on or before March 31, 2001, together with additional mandatory commitment reductions in an amount equal to the net proceeds in excess of $5,000,000 in the aggregate from sales of certain assets; (iii) financial covenants with respect to the ratio of total debt to EBITDA and the fixed charge coverage ratio; (iv) a restriction on the Company's ability to make capital expenditures; (v) the replacement of the funded debt to total capital financial covenant with a financial covenant requiring a minimum adjusted tangible net worth; (vi) a further restriction commencing with the third fiscal quarter ended March 31, 2000 on the ability of the Company to pay dividends to an amount that does not exceed the amount of net income for the prior fiscal quarter; (vii) a prohibition on acquisitions; (viii) the requirement that the credit facility will be secured by substantially all the assets of the Company; and (ix) the payment of an amendment fee to each bank that signs the amendment. This credit agreement contains a prepayment option, without penalty, which can be exercised at any time during its term.

     The Company is currently evaluating alternatives and expects to have a new credit arrangement in place prior to June 22, 2001.

     The Company capitalized interest costs of $120,000 in 1998, $145,000 in 1999 and $80,000 in 2000 with respect to qualifying construction. Total interest cost incurred was $2,634,000 in 1998, $6,400,000 in 1999 and $7,257,000 in 2000.

NOTE 8: PENSION PLANS

     The Company has a defined benefit pension plan covering substantially all employees, except for Morrison employees, who meet certain age and length-of-service requirements. Retirement benefits are based upon an employee's years of credited service and final average compensation. Annual contributions are made in amounts sufficient to fund normal costs as accrued and to amortize prior service costs over a 40-year period. Assets of the plan are invested principally in obligations of the United States Government and other marketable debt and equity securities including 367,662 shares of the Company's Common Stock held at June 30, 1999 and 2000 with a fair value of $3,056,000 and $1,011,000, respectively.

     At the time of its acquisition by the Company on May 28, 1998, Morrison maintained two non-qualified employee defined benefit pension plans and one frozen qualified defined benefit pension plan.

     The two Morrison non-qualified employee defined benefit pension plans continue to accrue benefits for covered employees. To provide a source for the payment of benefits under these plans, the Company owns whole-life insurance contracts on some participants.

     Morrison is a co-sponsor of the Morrison Restaurants Inc. Retirement Plan along with Ruby Tuesday, Inc. and Morrison Management Specialists, Inc. The MRI Retirement Plan, a qualified defined benefit pension plan, was frozen on December 31, 1987. The Plan's assets include common stock, fixed income securities, short-term investments and cash. The Company will continue to share in future expenses of the Plan, and will make contributions to the Plan as necessary.

                          PICCADILLY CAFETERIAS, INC.

     The Company has adopted SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits", which revises the required disclosures about pension and other postretirement benefit plans. Changes in plan assets and obligations during the years ended June 30, 1999 and 2000 and the funded status of the defined pension plans described in the preceding paragraphs (referred to collectively as "Pension Benefits") at June 30, 1999 and 2000 were as follows:

                                                                 PENSION BENEFITS
                                                                     JUNE 30
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                              (AMOUNT IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year.....................   $82,335      $76,553
Morrison Acquisition........................................    (2,669)          --
Service cost................................................     2,717        2,447
Interest cost...............................................     5,475        5,797
Benefits paid...............................................    (3,798)      (4,065)
Actuarial gain..............................................    (7,507)      (2,929)
                                                               -------      -------
Benefit obligation at end of year...........................   $76,553      $77,803
                                                               =======      =======
Change in plan assets:
Fair value of plan assets at beginning of year..............   $74,176      $77,649
Morrison Acquisition........................................    (1,523)          --
Actual return...............................................     6,136        4,135
Employer contributions......................................     2,500           --
Benefits paid...............................................    (3,640)      (3,823)
Actuarial loss..............................................        --           25
                                                               -------      -------
Fair value of plan assets at end of year....................   $77,649      $77,986
                                                               =======      =======
Reconciliation of funded status:
Funded status...............................................   $ 1,096      $   183
Unrecognized actuarial loss.................................     1,408        1,108
Unrecognized prior service cost.............................       (27)          76
                                                               -------      -------
Net prepaid pension cost....................................   $ 2,477      $ 1,367
                                                               =======      =======
Net prepaid benefit cost consists of:
Prepaid benefit cost........................................   $ 6,816      $ 5,835
Accrued benefit liability...................................    (4,339)      (4,468)
                                                               -------      -------
Net prepaid pension cost....................................   $ 2,477      $ 1,367
                                                               =======      =======

                          PICCADILLY CAFETERIAS, INC.

     Net periodic pension cost for the Pension Benefits for 1998, 1999 and 2000 include the following components:

                                                                  JUNE 30
                                                       ------------------------------
                                                         1998       1999       2000
                                                       --------    -------    -------
                                                           (AMOUNTS IN THOUSANDS)
Net pension expense:
Service cost.........................................  $  2,207    $ 2,717    $ 2,447
Interest cost on projected benefit obligation........     4,364      5,475      5,797
Actual return on plan assets.........................   (12,540)    (6,136)    (4,135)
Net amortization and deferral........................     7,902         (5)    (2,756)
                                                       --------    -------    -------
                                                       $  1,933    $ 2,051    $ 1,353
                                                       ========    =======    =======

     Assumptions used in actuarial calculations were as follows:

                                                                  JUNE 30
                                                      -------------------------------
                                                          1998          1999     2000
                                                      ------------      ----     ----
                                                          (AMOUNTS IN THOUSANDS)
Actuarial assumptions:
  Discount rate.....................................  7.0% - 7.25%      7.75%    8.0%
  Compensation increases............................  3.5% - 4.0%        3.5%    3.5%
  Long-term rate of return..........................  9.0%               9.0%    9.0%

                          PICCADILLY CAFETERIAS, INC.

NOTE 9: COMMON STOCK

     On August 3, 1987, the Board of Directors adopted the Piccadilly Cafeterias, Inc. Dividend Reinvestment and Stock Purchase Plan. Shareholders of record may reinvest quarterly dividends and/or up to $5,000 per quarter in the Company's Common Stock. Stock obtained through reinvested dividends is issued at a 5% discount. At June 30, 2000, there were 255,389 unissued Common Shares reserved under the plan.

     On November 2, 1998, the Company's stockholders approved the Amended and Restated Piccadilly Cafeterias, Inc. 1993 Incentive Compensation Plan (the 1993
Plan). Under the terms of the plan, which amends and restates the Piccadilly Cafeterias, Inc. 1993 Stock Option Plan (the 1988 Plan), incentive stock options and non-qualified stock options, stock appreciation rights, stock awards, restricted stock, performance shares, and cash awards may be granted to officers, key employees, or the Chairman of the Board of Directors of the Company. Options to purchase shares of the Company's Common Stock may be issued at no less than 100% of the fair market value on the date of grant. The Company has reserved 1,450,000 shares, in total, for issuance under the 1993 and 1988 Plans. At June 30, 2000, 401,500 shares were available for future option grants and options to purchase 941,900 shares were exercisable. Options outstanding at June 30, 2000 have exercise prices which range from $3.13 to $12.00 and a weighted average remaining contractual life of 7.2 years. Transactions under the 1993 Plan for the last three years are summarized as follows:

                                                                   WEIGHTED
                                                        COMMON     AVERAGE
                                                         STOCK     EXERCISE
                                                        SHARES      PRICE       TOTAL
                                                        -------    --------    -------
                                                           (DOLLARS IN THOUSANDS --
                                                            EXCEPT PER SHARE DATA)
OUTSTANDING AT JUNE 30, 1997..........................  194,000     $10.03     $ 1,946
Cancelled/expired.....................................  (14,000)     12.75        (179)
Exercised.............................................       --         --          --
Granted...............................................  634,675      12.00       7,616
                                                        -------                -------
OUTSTANDING AT JUNE 30, 1998..........................  814,675      11.52       9,383
Cancelled/expired.....................................  (29,900)     10.50        (314)
Exercised.............................................  (17,600)     10.10        (178)
Granted...............................................  162,725       9.51       1,548
                                                        -------                -------
OUTSTANDING AT JUNE 30, 1999..........................  929,900      11.23      10,439
Cancelled/expired.....................................       --         --          --
Exercised.............................................       --         --          --
Granted...............................................   12,000       3.31          40
                                                        -------                -------
OUTSTANDING AT JUNE 30, 2000..........................  941,900     $11.13     $10,479
                                                        =======                =======

     Pro forma SFAS No. 123 results. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.0%; dividend yield of 5.0%; volatility factors of the expected market price of the Company's common stock of 23%; and a weighted average expected life of the options of 5.0 years. The weighted average fair value of the stock options granted in 1998, 1999 and 2000 were $1.84, $1.32 and $0.48 per share, respectively. Pro forma net income and net income per share for 2000, assuming that the Company had accounted for its employee stock options using the fair value

                          PICCADILLY CAFETERIAS, INC.

method would not be different from those reported. 1998 and 1999 pro forma net income and net income per share, assuming that the Company had accounted for its employee stock options using the fair value method, would have been reduced by $624,000 and $.06 and $111,000 and $.01, respectively.

     Earnings per share. A reconciliation of the income and common stock share amounts used in the calculation of basic and diluted net income per share for the years ended June 30, 1998, 1999 and 2000 is as follows (net income in thousands).

                                                                                        PER SHARE
                                                            NET INCOME      SHARES       AMOUNT
                                                            ----------    ----------    ---------
For the Year Ended June 30, 1998:
Basic net income..........................................    $7,903      10,503,368      $0.75
Effect of dilutive securities.............................        --          65,014         --
                                                              ------      ----------      -----
Diluted net income........................................    $7,903      10,568,382      $0.75
                                                              ======      ==========      =====
For the Year ended June 30, 1999:
Basic net income..........................................    $4,000      10,503,368      $0.38
Effect of dilutive securities.............................        --          25,458         --
                                                              ------      ----------      -----
Diluted net income........................................    $4,000      10,528,826      $0.38
                                                              ======      ==========      =====
For the Year Ended June 30, 2000:
Basic net income..........................................    $2,411      10,503,368      $0.23
Effect of dilutive securities.............................        --              --         --
                                                              ------      ----------      -----
Diluted net income........................................    $2,411      10,503,368      $0.23
                                                              ======      ==========      =====

NOTE 10: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                    YEAR ENDED JUNE 30, 1999                    YEAR ENDED JUNE 30, 2000
                            -----------------------------------------   -----------------------------------------
                              9/30      12/31       3/31       6/30       9/30      12/31       3/31       6/30
                            --------   --------   --------   --------   --------   --------   --------   --------
                                               (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
Net sales.................  $128,935   $130,376   $122,498   $113,888   $114,126   $116,368   $110,022   $109,760
Cost of sales and other
  operating expenses......   119,602    121,376    116,134    111,653    111,353    108,782    103,076    103,393
Operating income..........     9,333      9,000      6,364      2,235      2,773      7,586      6,946      6,367
Net income (loss).........     1,888      1,976      2,798     (2,662)    (1,612)     1,475        872      1,676
Net income (loss) per
  share -- basic and
  diluted.................  $    .18   $    .19   $    .27   $   (.25)  $   (.15)  $    .14   $    .08   $    .16

     During the quarter ended June 30, 1999, the Company recorded $1,350,000 ($851,000 after-tax or $.08 per share), for the write-down of long-lived assets in accordance with SFAS No. 121 and lease related costs for units to be closed (see Note 4 for further discussion).

     During the quarter ended March 31, 1999, the Company sold its Ralph & Kacoo's seafood restaurants and related commissary business resulting in a recorded gain of $1,556,000, and a net tax benefit of $826,000 (see Note 3 for further discussion).

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

           COL. A                 COL. B               COL. C                 COL. D         COL. E
-----------------------------  ------------   ------------------------     ------------    -----------
                                                     ADDITIONS
                                              ------------------------
                                                               (2)
                                                 (1)       CHARGED TO
                                BALANCE AT    CHARGED TO      OTHER                        BALANCE AT
                               BEGINNING OF   COSTS AND    ACCOUNTS --     DEDUCTION --      END OF
         DESCRIPTION              PERIOD       EXPENSES     DESCRIBE         DESCRIBE        PERIOD
         -----------           ------------   ----------   -----------     ------------    -----------
Reserves for Unit Closings:
Year ended June 30, 2000:
  Property, plant & equipment
     allowance...............  $ 1,475,815                                  $  635,529(A)  $   840,286
  Current liability..........           --                                          --              --
  Long-term liability........   12,693,193                                   2,592,356(A)   10,100,837
                               -----------                                  ----------     -----------
                               $14,169,008                                  $3,227,885     $10,941,123
                               ===========                                  ==========     ===========
Year ended June 30, 1999:
  Property, plant & equipment
     allowance...............  $ 1,927,511    $       --   $        --      $  451,696(A)  $ 1,475,815
  Current liability..........           --            --            --              --              --
  Long-term liability........   20,104,102     1,350,000    (6,777,231)(B)   1,983,678(A)   12,693,193
                               -----------    ----------   -----------      ----------     -----------
                               $22,031,613    $1,350,000   $(6,777,231)     $2,435,374     $14,169,008
                               ===========    ==========   ===========      ==========     ===========
Year ended June 30, 1998:
  Property, plant & equipment
     allowance...............  $ 2,046,488    $  939,000   $        --      $1,057,977(A)  $ 1,927,511
  Current liability..........           --            --            --              --              --
  Long-term liability........    2,774,941     2,514,000    16,466,339(B)    1,651,178(A)   20,104,102
                               -----------    ----------   -----------      ----------     -----------
                               $ 4,821,429    $3,453,000   $16,466,339      $2,709,155     $22,031,613
                               ===========    ==========   ===========      ==========     ===========

---------------
(A) Deductions are for the write-off of certain property, plant and equipment relating to units closed and for the payment of other obligations (primarily rent) for those units closed and for those units for which a provision for unit closing was recorded during the years ended June 30, 1992, 1997 and 1999.

(B) Represents reserves for Morrison units which were recorded as part of the allocation of purchase price.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CANNOT LEGALLY BE OFFERED THE SECURITIES. THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS PROSPECTUS, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT -- NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS PROSPECTUS OR SELLING SECURITIES TO YOU.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Summary....................................     1
Risk Factors...............................     8
Use of Proceeds............................    13
Capitalization.............................    13
Selected Financial and Operating
  Data.....................................    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    16
Business...................................    23
Management.................................    30
Principal Shareholders.....................    34
Description of Indebtedness................    36
Warrantholders.............................    40
Description of the Warrants................    41
Description of Capital Stock...............    44
Market Price of and Dividends on Common
  Stock....................................    46
Plan of Distribution.......................    47
Certain U.S. Federal Tax Considerations....    48
Legal Matters..............................    50
Experts....................................    50
Index to Statements........................   F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [PICCADILLY LOGO]
                          PICCADILLY CAFETERIAS, INC.

                                81,000 WARRANTS

                         851,310 SHARES OF COMMON STOCK
                       ISSUABLE UPON EXERCISE OF WARRANTS
                         ------------------------------

                                   PROSPECTUS

                           --------------------------
                                           , 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs expected to be incurred in connection with the issuance and distribution of the securities to be registered:

Securities and Exchange Commission registration fee.........  $   249
Legal fees and expenses.....................................  $10,000*
Accounting fees and expenses................................  $ 5,000*
Printing and engraving expenses.............................  $10,000*
Transfer agent and registrar fees...........................  $ 2,500*
Miscellaneous expenses......................................  $ 1,000*
          Total.............................................  $28,749
                                                              =======

---------------

* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 83 of the Louisiana Business Corporation Law provides in part that a corporation may indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of his acts on behalf of the corporation and he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification is not permitted for willful or intentional misconduct unless a court determines that despite the adjudication of liability, in view of all the circumstances, the indemnified person is entitled to indemnity.

     Section 6.10 of our by-laws provides for mandatory indemnification for our directors and officers or our former directors and officers to the extent permitted by Louisiana law.

     We maintain liability policies to indemnify our officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions set forth in the policies.

     Each of our directors has entered into an indemnity agreement with us, pursuant to which we have agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that we will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as director that are in excess of the coverage provided by any such insurance, provided that the director meets certain standards of conduct. Under the indemnity agreements, we are not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of our board of directors, there is insufficient benefit to us from the insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below is a description of the registrant's sales of unregistered securities during the past three years.

     On December 21, 2000, the registrant issued 71,000 units ("Units") consisting of $71,000,000 of Senior Secured Notes due 2007 and 71,000 common stock purchase warrants, and 4,500 units consisting of $4,500,000 of Term B Notes due 2007 and 4,500 common stock purchase warrants. Concurrently with the issuance of the Units, the registrant issued 5,500 common stock purchase warrants to lenders under a $5.5 million term loan credit facility. The net proceeds from the offering of Units and borrowings under the term loan credit facility were approximately $66 million. The warrants are not exercisable until the earlier of (i) the effective date of an exchange offer registration statement for the exchange of Senior Secured Notes and Term B Notes due 2007 for exchange notes, (ii) 180 days from the original date of issue for the warrants, and (iii) such earlier date as the initial purchaser shall determine. The initial purchaser of the Units was Jefferies & Company, Inc. The Warrants delivered in connection with the term loan credit facility were issued to First Dominion Funding I.

     None of the foregoing transactions involved any public offering. All sales were made in reliance on Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act. These sales were made without general solicitation or advertising. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to sell or for sale in connection with any distribution thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                                           DESCRIPTION
-------                                          -----------
          3.1            -- Articles of Incorporation, restated through March 12,
                            1999 (incorporated by reference to the Company's
                            Quarterly Report on Form 10-Q for the quarter ended March
                            31, 1999).
          3.2            -- By-laws of the Company, as amended and restated through
                            March 12, 1999 (incorporated by reference to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1999).
          4.1            -- Indenture dated December 21, 2000, between the Company
                            and Bank of New York (incorporated by reference to the
                            Company's Registration Statement on Form S-4,
                            Registration No. 333-54312 filed with the SEC on January
                            25, 2001).
          4.2            -- Purchase Agreement dated December 12, 2000, as amended
                            and restated on December 19, 2000, effective on December
                            21, 2000, between the Company and Jefferies & Company,
                            Inc. (incorporated by reference to the Company's
                            Registration Statement on Form S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
          4.3            -- Rights Agreement dated November 2, 1998, including (i) as
                            Exhibit A -- The Form of Articles of Amendment, (ii) as
                            Exhibit B -- the Forms of Rights Certificate, Assignment
                            and Election to Purchase, and (iii) as Exhibit C -- the
                            Summary Description of the Shareholder Rights Plan
                            (incorporated by reference to Exhibits 1, 2, 3 and 4 of
                            the Company's Registration Statement on Form 8-A filed
                            with the SEC on November 19, 1998).
          4.4            -- First Amendment to Rights Agreement, dated June 1, 1999
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended June 30, 1999).
          4.5            -- Form of Exchange Note (included as part of Exhibit 4.1).
          5.1            -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, L.L.P.
         10.1            -- Intercreditor Agreement dated December 21, 2000, among
                            the Company, Hibernia National Bank and The Bank of New
                            York (incorporated by reference to the Company's
                            Registration Statement on From S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
         10.2            -- Credit Agreement dated December 21, 2000, among the
                            Company, Hibernia National Bank and the lenders named
                            therein (incorporated by reference to the Company's
                            Registration Statement on Form S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
         10.3            -- Pledge and Securities Account Agreement dated December
                            21, 2000, between the Company and Hibernia National Bank
                            (incorporated by reference to the Company's Registration
                            Statement on Form S-4, Registration No. 333-54312 filed
                            with the SEC on January 25, 2001).

EXHIBIT
NUMBER                                           DESCRIPTION
-------                                          -----------
         10.4            -- Term Loan Credit Agreement dated December 21, 2000, among the Company, Hibernia National Bank and each lender named
                            therein (incorporated by reference to the Company's
                            Registration Statement on Form S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
         10.5            -- Warrant Agreement dated December 21, 2000, between the
                            Company and The Bank of New York (incorporated by
                            reference to the Company's Registration Statement on Form
                            S-4, Registration No. 333-54312 filed with the SEC on
                            January 25, 2001).
         10.6            -- Registration Rights Agreement dated December 21, 2000,
                            between the Company and Jefferies & Company, Inc.
                            (incorporated by reference to the Company's Registration
                            Statement on Form S-4, Registration No. 333-54312 filed
                            with the SEC on January 25, 2001).
         10.7            -- Amended and Restated Piccadilly Cafeterias, Inc. 1993
                            Incentive Compensation Plan (incorporated by reference to
                            Appendix A of the Company's definitive Proxy Statement
                            filed with the Commission on September 23, 1998).
         10.8            -- Form of Stock Option Agreement under the Amended and
                            Restated Piccadilly Cafeterias, Inc. 1993 Incentive
                            Compensation Plan (incorporated by reference to the
                            Company's Annual Report on Form 10-K for the year ended
                            June 30, 2000).
         10.9            -- Form of Management Continuity Agreement, effective March
                            27, 1995, between Piccadilly Cafeterias, Inc. and each of
                            Messrs. LaBorde, Mestayer, and Polito (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).
         10.10           -- Form of Director Indemnity Agreement, effective November
                            6, 2000 between Piccadilly Cafeterias, Inc. and each
                            Messrs. LaBorde, Francis, Guyton, Redman, Slaughter,
                            Smith, White and Campbell (incorporated by reference to
                            the Company's Annual Report on Form 10-K for the year
                            ended June 30, 1995).
         10.11           -- Piccadilly Cafeterias, Inc. Supplemental Employee
                            Deferral Plan, dated March 31, 2000 (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 2000).
         10.12           -- Form of Morrison Fresh Cooking, Inc. Management
                            Retirement Plan together with related form of Trust
                            (incorporated by reference to the Morrison Fresh Cooking,
                            Inc.'s amendment to Registration Statement on Form 10/A
                            filed with the SEC on February 29, 1996).
         10.13           -- Form of First and Second Amendments to the Morrison Fresh
                            Cooking, Inc. Management Retirement Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.14           -- Form of Third Amendment to the Morrison Fresh Cooking,
                            Inc. Management Retirement Plan, effective December 31,
                            1999 (incorporated by reference to the Registrant's
                            Annual Report on Form 10-K for the year ended June 30,
                            2000).
         10.15           -- Form of Morrison Fresh Cooking, Inc. Executive
                            Supplemental Pension Plan together with related form of
                            Trust Agreement (incorporated by reference to the
                            Morrison Fresh Cooking, Inc.'s amendment to Registration
                            Statement on Form 10/A filed with the SEC on February 29,
                            1996).
         10.16           -- First Amendment to the Morrison Fresh Cooking, Inc.
                            Executive Supplemental Pension Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.17           -- Piccadilly Cafeterias, Inc. Dividend Reinvestment and
                            Stock Purchase Plan (incorporated by reference to the
                            Registrant's Post-effective amendment No. 1 on Form S-3,
                            Registration No. 033-17131 filed with the SEC on June 14,
                            2000).
         23.1            -- Consent of Ernst & Young LLP.

EXHIBIT
NUMBER                                           DESCRIPTION
-------                                          -----------
         23.2            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, LLP (included in Exhibit 5.1).
         24              -- Power of Attorney (included on the signature page of this
                            Registration Statement).
         25              -- Statement of eligibility of trustee (incorporated by
                            reference to the Company's Registration Statement on Form
                            S-4, Registration No. 333-54312 filed with the Commission
                            on January 25, 2001).

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Piccadilly pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baton Rouge, Louisiana, on January 25, 2001.

                                            PICCADILLY CAFETERIAS, INC.

                                            By:    /s/ RONALD A. LABORDE
                                              ----------------------------------
                                                      Ronald A. LaBorde
                                               Chairman of the Board, President
                                                              and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ronald A. LaBorde and Mark L. Mestayer, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates listed:

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----
                /s/ RONALD A. LABORDE                  Chairman of the Board,         January 25, 2001
-----------------------------------------------------    President and Chief
                  Ronald A. LaBorde                      Executive Officer

                /s/ MARK L. MESTAYER                   Chief Financial Officer        January 25, 2001
-----------------------------------------------------    (Principal Accounting
                  Mark L. Mestayer                       Officer)

                /s/ NORMAN C. FRANCIS                  Director                       January 19, 2001
-----------------------------------------------------
                  Norman C. Francis

                 /s/ DALE E. REDMAN                    Director                       January 25, 2001
-----------------------------------------------------
                   Dale E. Redman

                /s/ ROBERT P. GUYTON                   Director                       January 18, 2001
-----------------------------------------------------
                  Robert P. Guyton

              /s/ CHRISTEL C. SLAUGHTER                Director                       January 20, 2001
-----------------------------------------------------
                Christel C. Slaughter

                  /s/ C. RAY SMITH                     Director                       January 18, 2001
-----------------------------------------------------
                    C. Ray Smith

               /s/ JAMES F. WHITE, JR.                 Director                       January 25, 2001
-----------------------------------------------------
                 James F. White, Jr.

             /s/ JOSEPH H. CAMPBELL, JR.               Director                       January 18, 2001
-----------------------------------------------------
               Joseph H. Campbell, Jr.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                           DESCRIPTION
-------                                          -----------
          3.1            -- Articles of Incorporation, restated through March 12,
                            1999 (incorporated by reference to the Company's
                            Quarterly Report on Form 10-Q for the quarter ended March
                            31, 1999).
          3.2            -- By-laws of the Company, as amended and restated through
                            March 12, 1999 (incorporated by reference to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1999).
          4.1            -- Indenture dated December 21, 2000, between the Company
                            and Bank of New York (incorporated by reference to the
                            Company's Registration Statement on Form S-4,
                            Registration No. 333-54312 filed with the SEC on January
                            25, 2001).
          4.2            -- Purchase Agreement dated December 12, 2000, as amended
                            and restated on December 19, 2000, effective on December
                            21, 2000, between the Company and Jefferies & Company,
                            Inc. (incorporated by reference to the Company's
                            Registration Statement on Form S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
          4.3            -- Rights Agreement dated November 2, 1998, including (i) as
                            Exhibit A -- The Form of Articles of Amendment, (ii) as
                            Exhibit B -- the Forms of Rights Certificate, Assignment
                            and Election to Purchase, and (iii) as Exhibit C -- the
                            Summary Description of the Shareholder Rights Plan
                            (incorporated by reference to Exhibits 1, 2, 3 and 4 of
                            the Company's Registration Statement on Form 8-A filed
                            with the SEC on November 19, 1998).
          4.4            -- First Amendment to Rights Agreement, dated June 1, 1999
                            (incorporated by reference to the Company's Annual Report
                            or Form 10-K for the year ended June 30, 1999).
          4.5            -- Form of Exchange Note (included as part of Exhibit 4.1).
          5.1            -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre, L.L.P.
         10.1            -- Intercreditor Agreement dated December 21, 2000, among
                            the Company, Hibernia National Bank and The Bank of New
                            York (incorporated by reference to the Company's
                            Registration Statement on From S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
         10.2            -- Credit Agreement dated December 21, 2000, among the
                            Company, Hibernia National Bank and the lenders named
                            therein (incorporated by reference to the Company's
                            Registration Statement on Form S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
         10.3            -- Pledge and Securities Account Agreement dated December
                            21, 2000, between the Company and Hibernia National Bank
                            (incorporated by reference to the Company's Registration
                            Statement on Form S-4, Registration No. 333-54312 filed
                            with the SEC on January 25, 2001).
         10.4            -- Term Loan Credit Agreement dated December 21, 2000, among the Company, Hibernia National Bank and each lender named
                            therein (incorporated by reference to the Company's
                            Registration Statement on Form S-4, Registration No.
                            333-54312 filed with the SEC on January 25, 2001).
         10.5            -- Warrant Agreement dated December 21, 2000, between the
                            Company and The Bank of New York (incorporated by
                            reference to the Company's Registration Statement on Form
                            S-4, Registration No. 333-54312 filed with the SEC on
                            January 25, 2001).
         10.6            -- Registration Rights Agreement dated December 21, 2000,
                            between the Company and Jefferies & Company, Inc.
                            (incorporated by reference to the Company's Registration
                            Statement on Form S-4, Registration No. 333-54312 filed
                            with the SEC on January 25, 2001).

EXHIBIT
NUMBER                                           DESCRIPTION
-------                                          -----------
         10.7            -- Amended and Restated Piccadilly Cafeterias, Inc. 1993
                            Incentive Compensation Plan (incorporated by reference to
                            Appendix A of the Company's definitive Proxy Statement
                            filed with the SEC on September 23, 1998).
         10.8            -- Form of Stock Option Agreement under the Amended and
                            Restated Piccadilly Cafeterias, Inc. 1993 Incentive
                            Compensation Plan (incorporated by reference to the
                            Company's Annual Report on Form 10-K for the year ended
                            June 30, 2000).
         10.9            -- Form of Management Continuity Agreement, effective March
                            27, 1995, between Piccadilly Cafeterias, Inc. and each of
                            Messrs. LaBorde, Mestayer, and Polito (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).
         10.10           -- Form of Director Indemnity Agreement, effective November
                            6, 2000 between Piccadilly Cafeterias, Inc. and each
                            Messrs. and Mss. LaBorde, Francis, Guyton, Redman,
                            Slaughter, Smith, White and Campbell (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).
         10.11           -- Piccadilly Cafeterias, Inc. Supplemental Employee
                            Deferral Plan, dated March 31, 2000 (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 2000).
         10.12           -- Form of Morrison Fresh Cooking, Inc. Management
                            Retirement Plan together with related form of Trust
                            (incorporated by reference to the Morrison Fresh Cooking,
                            Inc.'s amendment to Registration Statement on Form 10/A
                            filed with the SEC on February 29, 1996).
         10.13           -- Form of First and Second Amendments to the Morrison Fresh
                            Cooking, Inc. Management Retirement Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.14           -- Form of Third Amendment to the Morrison Fresh Cooking,
                            Inc. Management Retirement Plan, effective December 31,
                            1999 (incorporated by reference to the Registrant's
                            Annual Report on Form 10-K for the year ended June 30,
                            2000).
         10.15           -- Form of Morrison Fresh Cooking, Inc. Executive
                            Supplemental Pension Plan together with related form of
                            Trust Agreement (incorporated by reference to the
                            Morrison Fresh Cooking, Inc.'s amendment to Registration
                            Statement on Form 10/A filed with the SEC on February 29,
                            1996).
         10.16           -- First Amendment to the Morrison Fresh Cooking, Inc.
                            Executive Supplemental Pension Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.17           -- Piccadilly Cafeterias, Inc. Dividend Reinvestment and
                            Stock Purchase Plan (incorporated by reference to the
                            Registrant's Post-effective amendment No. 1 on Form S-3,
                            Registration No. 033-17131 filed with the SEC on June 14,
                            2000).
         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, LLP (included in Exhibit 5.1).
         24              -- Power of Attorney (included on the signature page of this
                            Registration Statement).
         25              -- Statement of eligibility of trustee (incorporated by
                            reference to the Registrant's Registration Statement on
                            Form S-4, Registration No. 333-54312 filed with the SEC
                            on January 25, 2001).